English Translation of Financial Statements Originally Issued in Chinese
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the
Nine Months Ended September 30, 2024 and 2023 and
Independent Auditors’ Review Report

勤業眾信
勤業眾信聯合會計師事務所
110016 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110016, Taiwan

Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of comprehensive income for the three months ended September 30, 2024 and 2023 and for the nine months ended September 30, 2024 and 2023, the consolidated statements of changes in equity and cash flows for the nine months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2024 and 2023, its consolidated financial performance for the three months ended September 30, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the nine months ended September 30, 2024 and 2023 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih Tsung Wu and Shang Chih Lin.

Deloitte & Touche
Taipei, Taiwan
Republic of China

November 12, 2024

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2024		December 31, 2023		September 30, 2023
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,886,780,555	31	$1,465,427,753	26	$1,311,806,535	24
Financial assets at fair value through profit or loss (Note 7)	971,386	-	924,636	-	378,526	-
Financial assets at fair value through other comprehensive income (Note 8)	189,649,314	3	154,530,830	3	154,838,390	3
Financial assets at amortized cost (Note 9)	90,197,355	1	66,761,221	1	84,261,089	2
Hedging financial assets (Note 10)	1,079	-	-	-	37,451	-
Notes and accounts receivable, net (Note 11)	249,570,573	4	201,313,914	4	222,467,653	4
Receivables from related parties (Note 31)	403,379	-	624,451	-	356,257	-
Other receivables from related parties (Note 31)	74,477	-	71,871	-	82,363	-
Inventories (Note 12)	292,883,930	5	250,997,088	5	262,090,072	5
Other financial assets (Notes 28 and 32)	35,301,765	1	27,158,766	1	26,938,240	-
Other current assets	28,080,050	-	26,222,380	-	19,221,060	-

Total current assets	2,773,913,863	45	2,194,032,910	40	2,082,477,636	38

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	14,594,649	-	13,417,457	-	111,637	-
Financial assets at fair value through other comprehensive income (Note 8)	7,502,973	-	7,208,655	-	7,933,799	-
Financial assets at amortized cost (Note 9)	74,266,804	1	79,199,367	2	79,379,651	2
Investments accounted for using equity method (Note 13)	30,967,916	1	29,616,638	1	28,921,558	1
Property, plant and equipment (Notes 14 and 28)	3,071,599,327	50	3,064,474,984	55	3,132,664,367	57
Right-of-use assets (Note 15)	39,698,749	1	40,424,830	1	41,254,711	1
Intangible assets (Note 16)	22,083,031	-	22,766,744	-	23,410,569	-
Deferred income tax assets (Note 4)	65,944,214	1	64,175,787	1	71,030,144	1
Refundable deposits	4,483,344	-	7,044,420	-	8,388,839	-
Other noncurrent assets (Notes 28 and 29)	60,603,306	1	10,009,423	-	8,983,470	-

Total noncurrent assets	3,391,744,313	55	3,338,338,305	60	3,402,078,745	62

TOTAL	$6,165,658,176	100	$5,532,371,215	100	$5,484,556,381	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$34,277	-	$121,412	-	$132,768	-
Hedging financial liabilities (Notes 10 and 29)	1,875	-	27,334,164	-	26,879,550	-
Accounts payable	69,134,197	1	55,726,757	1	52,150,883	1
Payables to related parties (Note 31)	1,685,850	-	1,566,300	-	1,621,423	-
Salary and bonus payable	37,714,425	1	33,200,563	1	28,657,288	1
Accrued profit sharing bonus to employees and compensation to directors (Note 27)	49,399,323	1	50,716,944	1	37,708,203	1
Payables to contractors and equipment suppliers	125,132,085	2	171,484,616	3	230,848,866	4
Cash dividends payable (Note 19)	207,456,038	4	168,558,461	3	155,592,426	3
Income tax payable (Note 4)	77,422,729	1	98,912,902	2	102,953,391	2
Long-term liabilities - current portion (Notes 17, 18 and 29)	58,804,983	1	9,293,266	-	7,420,132	-
Accrued expenses and other current liabilities (Notes 15, 20 and 29)	453,613,317	7	296,667,931	5	326,069,886	6

Total current liabilities	1,080,399,099	18	913,583,316	16	970,034,816	18

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 29)	909,703,588	15	913,899,843	17	932,479,423	17
Long-term bank loans (Notes 18 and 29)	26,459,677	-	4,382,965	-	5,013,050	-
Deferred income tax liabilities (Note 4)	61,376	-	53,856	-	212,549	-
Lease liabilities (Notes 15 and 29)	28,208,721	-	28,681,835	1	29,415,325	1
Net defined benefit liability (Note 4)	7,704,373	-	9,257,224	-	8,615,678	-
Guarantee deposits	914,462	-	923,164	-	983,928	-
Others (Note 20)	90,284,589	2	178,326,165	3	164,983,505	3

Total noncurrent liabilities	1,063,336,786	17	1,135,525,052	21	1,141,703,458	21

Total liabilities	2,143,735,885	35	2,049,108,368	37	2,111,738,274	39

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 19)	259,327,332	4	259,320,710	5	259,320,710	5
Capital surplus (Notes 19 and 26)	72,390,172	1	69,876,381	1	69,879,218	1
Retained earnings (Note 19)
Appropriated as legal capital reserve	311,146,899	5	311,146,899	6	311,146,899	6
Appropriated as special capital reserve	-	-	-	-	17,228,363	-
Unappropriated earnings	3,346,232,342	55	2,846,883,893	51	2,682,157,537	49
	3,657,379,241	60	3,158,030,792	57	3,010,532,799	55
Others (Notes 19 and 26)	922,408	-	(28,314,256)	-	8,616,930	-

Equity attributable to shareholders of the parent	3,990,019,153	65	3,458,913,627	63	3,348,349,657	61

NON - CONTROLLING INTERESTS	31,903,138	-	24,349,220	-	24,468,450	-

Total equity	4,021,922,291	65	3,483,262,847	63	3,372,818,107	61

TOTAL	$6,165,658,176	100	$5,532,371,215	100	$5,484,556,381	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2024		2023		2024		2023
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 20, 31 and 37)	$759,692,143	100	$546,732,758	100	$2,025,846,521	100	$1,536,206,985	100

COST OF REVENUE (Notes 12, 27, 31 and 34)	320,346,477	42	250,090,294	46	913,871,108	45	692,864,282	45

GROSS PROFIT	439,345,666	58	296,642,464	54	1,111,975,413	55	843,342,703	55

OPERATING EXPENSES (Notes 27 and 31)
Research and development	52,783,826	7	51,137,762	9	146,950,466	7	131,960,076	9
General and administrative	22,890,591	3	14,998,124	3	58,317,959	3	42,637,461	3
Marketing	3,404,487	1	2,572,905	-	9,463,070	1	7,615,158	-

Total operating expenses	79,078,904	11	68,708,791	12	214,731,495	11	182,212,695	12

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 27 and 34)	499,527	-	131,230	-	(903,781)	-	131,095	-

INCOME FROM OPERATIONS (Note 37)	360,766,289	47	228,064,903	42	896,340,137	44	661,261,103	43

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,560,733	-	1,166,970	-	3,590,959	-	3,339,974	-
Interest income (Note 21)	22,601,654	3	15,595,274	3	62,940,059	3	42,885,113	3
Other income	40,921	-	78,165	-	316,056	-	403,727	-
Foreign exchange gain (loss), net (Note 35)	202,642	-	(791,543)	-	5,584,628	-	(1,838,720)	-
Finance costs (Note 22)	(2,635,790)	-	(3,111,922)	(1)	(7,972,185)	-	(9,080,763)	-
Other gains and losses, net (Note 23)	1,650,403	1	938,648	-	(3,759,023)	-	3,919,901	-

Total non-operating income and expenses	23,420,563	4	13,875,592	2	60,700,494	3	39,629,232	3

INCOME BEFORE INCOME TAX	384,186,852	51	241,940,495	44	957,040,631	47	700,890,335	46

INCOME TAX EXPENSE (Notes 4 and 24)	59,106,682	8	31,145,221	5	159,077,760	8	101,429,019	7

NET INCOME	325,080,170	43	210,795,274	39	797,962,871	39	599,461,316	39

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 19 and 24)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income	(1,050,696)	-	(8,655)	-	4,612,885	-	987,893	-
Gain on hedging instruments	5,041	-	-	-	5,041	-	39,898	-
Share of other comprehensive income (loss) of associates	(37,704)	-	107,972	-	(40,064)	-	62,956	-
Income tax expense related to items that will not be reclassified subsequently	-	-	-	-	(9,996)	-	(25)	-
	(1,083,359)	-	99,317	-	4,567,866	-	1,090,722	-
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(25,381,768)	(4)	27,637,865	5	23,796,799	1	28,594,668	2
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income	5,455,766	1	(1,856,201)	(1)	5,188,559	1	(1,455,025)	-
Loss on hedging instruments	(20,291)	-	(19,068)	-	(59,707)	-	(55,327)	-
Share of other comprehensive income (loss) of associates	(26,626)	-	187,312	-	188,752	-	237,518	-
	(19,972,919)	(3)	25,949,908	4	29,114,403	2	27,321,834	2

Other comprehensive income (loss), net of income tax	(21,056,278)	(3)	26,049,225	4	33,682,269	2	28,412,556	2

TOTAL COMPREHENSIVE INCOME	$304,023,892	40	$236,844,499	43	$831,645,140	41	$627,873,872	41

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$325,257,571	43	$210,999,939	39	$798,587,976	39	$599,785,521	39
Non-controlling interests	(177,401)	-	(204,665)	-	(625,105)	-	(324,205)	-

	$325,080,170	43	$210,795,274	39	$797,962,871	39	$599,461,316	39

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$302,100,323	40	$237,285,511	43	$831,764,315	41	$629,307,238	41
Non-controlling interests	1,923,569	-	(441,012)	-	(119,175)	-	(1,433,366)	-

	$304,023,892	40	$236,844,499	43	$831,645,140	41	$627,873,872	41

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$12.55		$8.14		$30.80		$23.13
Diluted earnings per share	$12.54		$8.14		$30.80		$23.13

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury		Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2023	25,930,380	$259,303,805	$69,330,328	$311,146,899	$3,154,310	$2,323,223,479	$2,637,524,688	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)	$-	$2,945,653,195	$14,835,672	$2,960,488,867

Appropriations of earnings
Special capital reserve	-	-	-	-	14,074,053	(14,074,053)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(226,900,972)	(226,900,972)	-	-	-	-	-	-	(226,900,972)	-	(226,900,972)
Total	-	-	-	-	14,074,053	(240,975,025)	(226,900,972)	-	-	-	-	-	-	(226,900,972)	-	(226,900,972)

Net income	-	-	-	-	-	599,785,521	599,785,521	-	-	-	-	-	-	599,785,521	(324,205)	599,461,316

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	29,942,174	(434,126)	13,669	-	29,521,717	-	29,521,717	(1,109,161)	28,412,556

Total comprehensive income (loss)	-	-	-	-	-	599,785,521	599,785,521	29,942,174	(434,126)	13,669	-	29,521,717	-	629,307,238	(1,433,366)	627,873,872

Employee restricted shares retired	(419)	(4,195)	4,195	-	-	4,614	4,614	-	-	-	-	-	-	4,614	-	4,614

Share-based payment arrangements	2,110	21,100	564,868	-	-	-	-	-	-	-	(235,582)	(235,582)	-	350,386	-	350,386

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	118,948	118,948	-	(118,948)	-	-	(118,948)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(44,631)	-	(44,631)	-	(44,631)	-	(44,631)

Adjustments to share of changes in equities of associates	-	-	(1,236)	-	-	-	-	-	-	-	-	-	-	(1,236)	-	(1,236)

From share of changes in equities of subsidiaries	-	-	(18,937)	-	-	-	-	-	-	-	-	-	-	(18,937)	11,264,847	11,245,910

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(198,703)	(198,703)

BALANCE, SEPTEMBER 30, 2023	25,932,071	$259,320,710	$69,879,218	$311,146,899	$17,228,363	$2,682,157,537	$3,010,532,799	$18,198,873	$(10,609,427)	$1,448,219	$(420,735)	$8,616,930	$-	$3,348,349,657	$24,468,450	$3,372,818,107

BALANCE, JANUARY 1, 2024	25,932,071	$259,320,710	$69,876,381	$311,146,899	$-	$2,846,883,893	$3,158,030,792	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)	$-	$3,458,913,627	$24,349,220	$3,483,262,847

Appropriations of earnings
Cash dividends to shareholders	-	-	-	-	-	(298,218,286)	(298,218,286)	-	-	-	-	-	-	(298,218,286)	-	(298,218,286)
Total	-	-	-	-	-	(298,218,286)	(298,218,286)	-	-	-	-	-	-	(298,218,286)	-	(298,218,286)

Net income	-	-	-	-	-	798,587,976	798,587,976	-	-	-	-	-	-	798,587,976	(625,105)	797,962,871

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	23,487,853	9,734,732	(46,246)	-	33,176,339	-	33,176,339	505,930	33,682,269

Total comprehensive income (loss)	-	-	-	-	-	798,587,976	798,587,976	23,487,853	9,734,732	(46,246)	-	33,176,339	-	831,764,315	(119,175)	831,645,140

Employee restricted shares retired	(1,402)	(14,018)	14,018	-	-	19,934	19,934	-	-	-	-	-	-	19,934	-	19,934

Share-based payment arrangements	5,313	53,130	2,584,257	-	-	-	-	-	-	-	(1,921,617)	(1,921,617)	-	715,770	-	715,770

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(3,089,177)	(3,089,177)	-	(3,089,177)

Treasury stock retired	(3,249)	(32,490)	(7,080)	-	-	(3,049,607)	(3,049,607)	-	-	-	-	-	3,089,177	-	-	-

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	2,008,432	2,008,432	-	(2,008,432)	-	-	(2,008,432)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(9,626)	-	(9,626)	-	(9,626)	-	(9,626)

Adjustments to share of changes in equities of associates	-	-	3,433	-	-	-	-	-	-	-	-	-	-	3,433	-	3,433

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	5,284	-	-	-	-	-	-	-	-	-	-	5,284	(4,263)	1,021

From share of changes in equities of subsidiaries	-	-	(86,121)	-	-	-	-	-	-	-	-	-	-	(86,121)	6,913,938	6,827,817

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	763,418	763,418

BALANCE, SEPTEMBER 30, 2024	25,932,733	$259,327,332	$72,390,172	$311,146,899	$-	$3,346,232,342	$3,657,379,241	$(1,828,916)	$3,626,372	$1,340,003	$(2,215,051)	$922,408	$-	$3,990,019,153	$31,903,138	$4,021,922,291

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$957,040,631	$700,890,335
Adjustments for:
Depreciation expense	485,541,546	374,654,167
Amortization expense	6,876,767	6,888,324
Expected credit losses recognized on investments in debt instruments	35,268	41,161
Finance costs	7,972,185	9,080,763
Share of profits of associates	(3,590,959)	(3,339,974)
Interest income	(62,940,059)	(42,885,113)
Share-based compensation	735,748	355,701
Loss on disposal or retirement of property, plant and equipment, net	1,965,956	335,393
Gain on disposal or retirement of intangible assets, net	-	(2,308)
Impairment loss on property, plant and equipment	1,150,485	-
Loss (gain) on financial instruments at fair value through profit or loss, net	139,280	(27,022)
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	286,502	372,631
Loss on foreign exchange, net	2,239,835	4,178,853
Dividend income	(316,056)	(387,837)
Others	(294,299)	(280,262)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(349,840)	857,225
Notes and accounts receivable, net	(48,256,709)	7,288,198
Receivables from related parties	221,072	1,227,701
Other receivables from related parties	(2,606)	(13,388)
Inventories	(41,886,842)	(40,940,924)
Other financial assets	(2,927,759)	263,031
Other current assets	(1,139,833)	(5,852,289)
Other noncurrent assets	(2,513,775)	(378,730)
Accounts payable	13,407,440	(2,728,825)
Payables to related parties	119,550	(21,214)
Salary and bonus payable	4,513,862	(7,778,221)
Accrued profit sharing bonus to employees and compensation to directors	(1,317,621)	(24,040,371)
Accrued expenses and other current liabilities	61,336,839	(34,382,658)
Other noncurrent liabilities	11,927,551	26,776,501
Net defined benefit liability	(1,552,851)	(705,413)
Cash generated from operations	1,388,421,308	969,445,435
Income taxes paid	(182,449,523)	(122,307,435)

Net cash generated by operating activities	1,205,971,785	847,138,000
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2024	2023

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(1,097,618)	$(323,973)
Financial assets at fair value through other comprehensive income	(64,117,242)	(54,832,622)
Financial assets at amortized cost	(98,056,800)	(115,641,029)
Property, plant and equipment	(594,058,374)	(779,656,605)
Intangible assets	(5,827,476)	(3,387,581)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	43,454,000	28,804,766
Financial assets at amortized cost	85,696,380	89,166,171
Property, plant and equipment	639,042	391,764
Intangible assets	49,293	2,308
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	319,518	117,897
Derecognition of hedging financial instruments	28,704	66,776
Interest received	57,961,207	41,015,135
Proceeds from government grants - property, plant and equipment	16,043,072	20,756,650
Proceeds from government grants - others	267	1,152
Other dividends received	334,348	387,837
Dividends received from investments accounted for using equity method	2,965,201	3,076,482
Increase in prepayments for leases	(87,426)	(50,173)
Refundable deposits paid	(253,793)	(4,053,259)
Refundable deposits refunded	3,083,455	357,210

Net cash used in investing activities	(552,924,242)	(773,801,094)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in hedging financial liabilities - bank loans	(26,496,570)	27,908,580
Proceeds from issuance of bonds	34,300,000	75,900,000
Repayment of bonds	(5,250,000)	(18,100,000)
Proceeds from long-term bank loans	23,442,000	2,450,000
Repayment of long-term bank loans	(1,659,722)	(1,244,444)
Payments for transaction costs attributable to the issuance of bonds	(35,681)	(78,448)
Treasury stock acquired	(3,089,177)	-
Repayment of the principal portion of lease liabilities	(2,212,890)	(2,132,449)
Interest paid	(12,804,370)	(11,363,895)
Guarantee deposits received	2,573	230,116
Guarantee deposits refunded	(36,155)	(217,446)
Cash dividends	(259,320,708)	(213,925,639)
Disposal of ownership interests in subsidiaries (without losing control)	1,021	-
Increase in non-controlling interests	7,591,192	11,046,506

Net cash used in financing activities	(245,568,487)	(129,527,119)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2024	2023

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$13,873,746	$25,182,665

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	421,352,802	(31,007,548)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,465,427,753	1,342,814,083

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,886,780,555	$1,311,806,535

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.    GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.    THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on November 12, 2024.

3.    APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.The IFRS Accounting Standards issued by International Accounting Standards Board (IASB), but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

IFRS 18 “Presentation and Disclosure in Financial Statements”

IFRS 18 will supersede IAS 1” Presentation of Financial Statements”. The main changes comprise:

•Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.

•The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.

•Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as ”other” only if it cannot find a more informative label.

Except for the above impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.    SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2023.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRS Accounting Standards endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRS Accounting Standards”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2023.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2024	December 31, 2023	September 30, 2023	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	67%	67%	68%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	d)
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	73%	71%	71%	e)
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	70%	100%	100%	a), f)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	b)
	Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	b)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	b)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
Note a:    This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:    This is an immaterial subsidiary for which the consolidated financial statements for the year ended, are audited by the Company’s independent auditors.

Note c:    As VisEra’s employees continue to exercise their employee share options, TSMC’s ownership in VisEra continues to decline. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note d:    TSMC Arizona signed an agreement with the U.S. Department of Commerce in November 2024, based on the “CHIPS and Science Act,” which could provide a subsidy of up to US$6.6 billion, aligned with the construction schedule of the TSMC Arizona facility. The contract also includes the construction timeline and other conditions that TSMC Arizona must comply with. TSMC Arizona is also eligible to apply for a 25% investment grant for qualified investments.

Note e:    JASM has increased its capital and converted its preferred shares to common shares in July 2024. The increase in capital, resulted in changes in shareholding rights from 71% to 73% and voting rights from 81% to 73%, respectively.

Note f:    ESMC was established in June 2023. TSMC sold its 10% shares to Robert Bosch GmbH, Infineon Technologies AG and NXP Semiconductors N.V. in January 2024, respectively. After selling shares, TSMC’s shareholding in ESMC decreased from 100% to 70%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over ESMC.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.    MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The same material accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023.

6.    CASH AND CASH EQUIVALENTS

	September 30, 2024	December 31, 2023	September 30, 2023

Cash and deposits in banks	$1,879,710,837	$1,453,101,566	$1,297,689,297
Money market funds	4,455,181	10,898,720	3,336,162
Repurchase agreements	2,614,537	1,346,719	1,229,906
Government bonds/Agency bonds	-	50,787	142,392
Commercial paper	-	29,961	9,408,778

	$1,886,780,555	$1,465,427,753	$1,311,806,535

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.    FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2024	December 31, 2023	September 30, 2023

Financial assets

Mandatorily measured at FVTPL
Convertible preferred stocks	$13,692,780	$13,307,160	$-
Forward exchange contracts	971,386	701,182	147,504
Mutual funds	775,317	110,297	111,637
Simple agreement for future equity	126,552	-	-
Convertible bonds	-	223,454	231,022

	$15,566,035	$14,342,093	$490,163

Current	$971,386	$924,636	$378,526
Noncurrent	14,594,649	13,417,457	111,637

	$15,566,035	$14,342,093	$490,163
(Continued)

	September 30, 2024	December 31, 2023	September 30, 2023

Financial liabilities

Held for trading
Forward exchange contracts	$34,277	$121,412	$132,768
(Concluded)

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

September 30, 2024

Sell NT$	October 2024 to November 2024	NT$	5,984,214
Sell US$	October 2024 to December 2024	US$	2,608,500

December 31, 2023

Sell NT$	January 2024	NT$	26,251,763
Sell US$	January 2024 to March 2024	US$	1,112,000
Sell JPY	January 2024	JPY	20,000,000

September 30, 2023

Sell NT$	October 2023	NT$	10,026,983
Sell US$	October 2023 to November 2023	US$	173,000

8.    FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	September 30, 2024	December 31, 2023	September 30, 2023

Investments in debt instruments at FVTOCI
Corporate bonds	$106,675,983	$79,605,567	$80,389,109
Agency mortgage-backed securities	43,708,974	37,959,691	36,337,585
Government bonds/Agency bonds	20,873,108	22,338,901	24,061,844
Asset-backed securities	11,539,314	9,898,766	10,419,593
	182,797,379	149,802,925	151,208,131
Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	7,502,973	7,208,655	7,933,799
Publicly traded stocks	6,851,935	4,727,905	3,630,259
	14,354,908	11,936,560	11,564,058

	$197,152,287	$161,739,485	$162,772,189
(Continued)

	September 30, 2024	December 31, 2023	September 30, 2023

Current	$189,649,314	$154,530,830	$154,838,390
Noncurrent	7,502,973	7,208,655	7,933,799

	$197,152,287	$161,739,485	$162,772,189
(Concluded)

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the nine months ended September 30, 2024 and 2023, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$3,486,190 thousand and NT$189,390 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$2,008,432 thousand and NT$118,948 thousand were transferred to increase retained earnings, respectively.

As of September 30, 2024 and 2023, the cumulative loss allowance for expected credit loss of NT$61,721 thousand and NT$49,497 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.    FINANCIAL ASSETS AT AMORTIZED COST

	September 30, 2024	December 31, 2023	September 30, 2023

Corporate bonds	$137,366,565	$113,851,856	$126,268,615
Commercial paper	22,978,287	18,387,835	22,166,254
Government bonds/Agency bonds	4,225,749	13,803,559	15,297,477
Less: Allowance for impairment loss	(106,442)	(82,662)	(91,606)

	$164,464,159	$145,960,588	$163,640,740

Current	$90,197,355	$66,761,221	$84,261,089
Noncurrent	74,266,804	79,199,367	79,379,651

	$164,464,159	$145,960,588	$163,640,740

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.    HEDGING FINANCIAL INSTRUMENTS

	September 30, 2024	December 31, 2023	September 30, 2023

Financial assets - current

Fair value hedges
Interest rate futures contracts	$1,079	$-	$37,451
(Continued)

	September 30, 2024	December 31, 2023	September 30, 2023

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$1,875	$43,764	$-
Hedges of net investments in foreign operations
Bank loans	-	27,290,400	26,879,550

	$1,875	$27,334,164	$26,879,550
(Concluded)

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risks.

September 30, 2024

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 48,300	December 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 3,881,468	$ 796

December 31, 2023

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 48,600	March 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 3,959,523	$ 43,764

September 30, 2023

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 54,400	December 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 3,615,318	$ (37,451)

The effect for the nine months ended September 30, 2024 and 2023 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
Hedging Instruments/Hedged Items	2024	2023

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$72,897	$101,369
Hedged Items
Financial assets at FVTOCI	(72,897)	(101,369)

	$-	$-

Cash flow hedge

The Company entered into forward contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments and hedged item affects profit or loss, and the amount transferred to initial carrying amount of hedged items.

The effect for the nine months ended September 30, 2024 and 2023 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
Hedging Instruments/Hedged Items	2024	2023

Hedging Instruments
Forward exchange contracts	$5,042	$39,898
(Continued)

	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
Hedging Instruments/Hedged Items	2024	2023

Hedged Items
Forecast transaction (capital expenditures)	$(5,042)	$(39,898)
(Concluded)

Hedges of net investments in foreign operations

TSMC has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.

The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments.

The following tables summarize the information relating to the hedges of net investments in foreign operations.

December 31, 2023

Hedging Instruments	Contract Amount (In Thousands)	Annual Interest Rate	Maturity	Balance in Other Equity (Continuing Hedges)

Bank loans	JPY 124,500,000	0%	Due by April 2024	$618,180

September 30, 2023

Hedging Instruments	Contract Amount (In Thousands)	Annual Interest Rate	Maturity	Balance in Other Equity (Continuing Hedges)

Bank loans	JPY 124,500,000	0%-0.06%	Due by February 2024	$1,029,030

The effect for the nine months ended September 30, 2024 and 2023 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
Hedging Instruments/Hedged Items	2024	2023

Hedging Instruments
Bank loans	$793,830	$1,029,030

Hedged Items
Net investments in foreign operations	$(793,830)	$(1,029,030)

11.    NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2024	December 31, 2023	September 30, 2023

At amortized cost
Notes and accounts receivable	$244,095,134	$196,434,151	$218,688,626
Less: Loss allowance	(496,026)	(531,554)	(752,380)
	243,599,108	195,902,597	217,936,246
At FVTOCI	5,971,465	5,411,317	4,531,407

	$249,570,573	$201,313,914	$222,467,653

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	September 30, 2024	December 31, 2023	September 30, 2023

Not past due	$236,368,821	$183,188,499	$207,436,935
Past due
Past due within 30 days	13,695,921	18,641,148	15,751,218
Past due over 31 days	1,857	15,821	31,880
Less: Loss allowance	(496,026)	(531,554)	(752,380)

	$249,570,573	$201,313,914	$222,467,653

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Nine Months Ended September 30
	2024	2023

Balance, beginning of period	$531,554	$331,646
Provision (Reversal)	(35,578)	420,698
Effect of exchange rate changes	50	36

Balance, end of period	$496,026	$752,380

For the nine months ended September 30, 2024 and 2023, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.    INVENTORIES

	September 30, 2024	December 31, 2023	September 30, 2023

Finished goods	$34,782,721	$34,511,032	$35,048,480
Work in process	190,951,410	156,498,469	171,354,152
Raw materials	43,402,647	38,818,273	35,076,818
Supplies and spare parts	23,747,152	21,169,314	20,610,622

	$292,883,930	$250,997,088	$262,090,072

Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 34.

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Net inventory losses (reversal of write-down of inventories)	$137,620	$(1,090,783)	$(1,898,656)	$1,830,238

13.    INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2024	December 31, 2023	September 30, 2023	September 30, 2024	December 31, 2023	September 30, 2023

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$13,105,023	$13,590,430	$13,103,470	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	10,713,507	9,728,801	9,985,558	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	4,028,681	3,759,701	3,580,425	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	3,120,705	2,537,706	2,238,136	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	-	-	13,969	-	-	28%

			$30,967,916	$29,616,638	$28,921,558

Due to the decrease in shareholding to 17%, the Company consequently ceased to have significant influence over Mutual-Pak. Therefore, the investment in Mutual-Pak was classified as financial assets at FVTOCI starting November 2023.

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	September 30, 2024	December 31, 2023	September 30, 2023

GUC	$51,356,645	$81,236,875	$63,728,928
VIS	$48,047,132	$37,834,215	$31,567,198
Xintec	$22,868,436	$14,188,445	$13,075,626

14.    PROPERTY, PLANT AND EQUIPMENT

	September 30, 2024	December 31, 2023	September 30, 2023

Assets used by the Company	$3,071,391,628	$3,064,424,259	$3,132,660,998
Assets subject to operating leases	207,699	50,725	3,369

	$3,071,599,327	$3,064,474,984	$3,132,664,367

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2024	$7,621,997	$817,822,975	$5,384,985,648	$99,825,084	$908,289,751	$7,218,545,455
Additions	5,484,191	48,758,424	377,421,855	8,643,558	35,057,655	475,365,683
Disposals or retirements	(278,309)	(91,915)	(26,826,751)	(7,421,476)	-	(34,618,451)
Transfers from assets subject to operating leases	-	-	39,825	-	-	39,825
Transfers to assets subject to operating leases	-	(197,752)	-	-	-	(197,752)
Effect of exchange rate changes	312,178	1,909,176	10,202,055	249,669	14,508,576	27,181,654

Balance at September 30, 2024	$13,140,057	$868,200,908	$5,745,822,632	$101,296,835	$957,855,982	$7,686,316,414

Accumulated depreciation and impairment

Balance at January 1, 2024	$558,074	$387,013,911	$3,699,008,492	$66,749,979	$790,740	$4,154,121,196
Additions	8,647	38,602,180	435,226,444	8,941,089	-	482,778,360
Disposals or retirements	-	(89,743)	(24,295,865)	(7,420,365)	-	(31,805,973)
Transfers from assets subject to operating leases	-	-	37,614	-	-	37,614
Transfers to assets subject to operating leases	-	(14,367)	-	-	-	(14,367)
Impairment	-	47,539	1,102,946	-	-	1,150,485
Effect of exchange rate changes	15,996	1,110,773	7,357,006	173,696	-	8,657,471

Balance at September 30, 2024	$582,717	$426,670,293	$4,118,436,637	$68,444,399	$790,740	$4,614,924,786

Carrying amounts at January 1, 2024	$7,063,923	$430,809,064	$1,685,977,156	$33,075,105	$907,499,011	$3,064,424,259
Carrying amounts at September 30, 2024	$12,557,340	$441,530,615	$1,627,385,995	$32,852,436	$957,065,242	$3,071,391,628
(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2023	$7,661,817	$637,046,949	$4,295,942,530	$85,028,040	$1,336,842,608	$6,362,521,944
Additions (deductions)	-	165,720,355	938,930,779	14,788,418	(322,659,640)	796,779,912
Disposals or retirements	-	(484,812)	(19,043,355)	(529,565)	-	(20,057,732)
Transfers from right-of-use assets	-	-	4,444	-	-	4,444
Transfers from assets subject to operating leases	-	-	80,370	-	-	80,370
Transfers to assets subject to operating leases	-	-	(14,592)	-	-	(14,592)
Effect of exchange rate changes	135,207	365,755	2,727,400	107,811	14,648,846	17,985,019

Balance at September 30, 2023	$7,797,024	$802,648,247	$5,218,627,576	$99,394,704	$1,028,831,814	$7,157,299,365

Accumulated depreciation and impairment

Balance at January 1, 2023	$556,161	$342,938,359	$3,264,880,880	$59,540,116	$790,740	$3,668,706,256
Additions	979	32,551,748	331,772,027	7,730,495	-	372,055,249
Disposals or retirements	-	(482,318)	(18,272,627)	(528,515)	-	(19,283,460)
Transfers from right-of-use assets	-	-	1,851	-	-	1,851
Transfers from assets subject to operating leases	-	-	53,537	-	-	53,537
Transfers to assets subject to operating leases	-	-	(1,702)	-	-	(1,702)
Effect of exchange rate changes	28,436	383,964	2,598,645	95,591	-	3,106,636

Balance at September 30, 2023	$585,576	$375,391,753	$3,581,032,611	$66,837,687	$790,740	$4,024,638,367

Carrying amounts at January 1, 2023	$7,105,656	$294,108,590	$1,031,061,650	$25,487,924	$1,336,051,868	$2,693,815,688
Carrying amounts at September 30, 2023	$7,211,448	$427,256,494	$1,637,594,965	$32,557,017	$1,028,041,074	$3,132,660,998
(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2024, the Company recognized an impairment loss due to partial plant facilities and machinery and equipment damage caused by an earthquake, which rendered them unusable. Please refer to the related earthquake losses in Note 34.

Information about capitalized interest is set out in Note 22.

15.    LEASE ARRANGEMENTS

a.    Right-of-use assets

	September 30, 2024	December 31, 2023	September 30, 2023

Carrying amounts

Land	$36,725,766	$37,437,179	$38,056,493
Buildings	2,929,760	2,946,008	3,163,900
Office equipment	43,223	41,643	34,318

	$39,698,749	$40,424,830	$41,254,711

	Nine Months Ended September 30
	2024	2023

Additions to right-of-use assets	$3,214,068	$2,006,983

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Depreciation of right-of-use assets
Land	$639,841	$618,681	$1,874,273	$1,838,310
Buildings	242,627	256,734	846,997	738,607
Machinery and equipment	-	-	-	369
Office equipment	5,822	5,632	17,716	17,663

	$888,290	$881,047	$2,738,986	$2,594,949

b.    Lease liabilities

	September 30, 2024	December 31, 2023	September 30, 2023

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,899,784	$2,810,551	$2,775,196
Noncurrent portion	28,208,721	28,681,835	29,415,325

	$31,108,505	$31,492,386	$32,190,521

Ranges of discount rates for lease liabilities are as follows:

	September 30, 2024	December 31, 2023	September 30, 2023

Land	0.39%-2.30%	0.39%-2.30%	0.39%-2.30%
Buildings	0.40%-6.52%	0.57%-6.52%	0.47%-6.52%
Office equipment	0.28%-6.45%	0.28%-7.13%	0.28%-7.13%

c.    Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.    Other lease information

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Expenses relating to short-term leases	$62,182	$155,708	$121,651	$1,170,143

	Nine Months Ended September 30
	2024	2023

Total cash outflow for leases	$2,613,735	$4,052,060

16.    INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2024	$5,796,438	$26,221,351	$49,317,031	$12,347,434	$93,682,254
Additions	-	764,988	4,424,018	949,425	6,138,431
Disposals or retirements	-	(32,460)	(4,420,290)	(202,681)	(4,655,431)
Effect of exchange rate changes	120,986	585	54,399	19,900	195,870

Balance at September 30, 2024	$5,917,424	$26,954,464	$49,375,158	$13,114,078	$95,361,124

Accumulated amortization and impairment

Balance at January 1, 2024	$-	$20,490,070	$39,846,671	$10,578,769	$70,915,510
Additions	-	2,078,442	4,068,778	729,547	6,876,767
Disposals or retirements	-	(32,460)	(4,420,290)	(102,000)	(4,554,750)
Effect of exchange rate changes	-	488	22,532	17,546	40,566

Balance at September 30, 2024	$-	$22,536,540	$39,517,691	$11,223,862	$73,278,093

Carrying amounts at January 1, 2024	$5,796,438	$5,731,281	$9,470,360	$1,768,665	$22,766,744
Carrying amounts at September 30, 2024	$5,917,424	$4,417,924	$9,857,467	$1,890,216	$22,083,031

Cost

Balance at January 1, 2023	$5,791,821	$25,759,019	$48,675,794	$11,701,892	$91,928,526
Additions	-	401,909	3,575,195	102,337	4,079,441
Disposals or retirements	-	-	(54,677)	-	(54,677)
Effect of exchange rate changes	212,914	2,863	7,445	27,499	250,721

Balance at September 30, 2023	$6,004,735	$26,163,791	$52,203,757	$11,831,728	$96,204,011

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,696,437	$38,838,394	$9,394,540	$65,929,371
Additions	-	2,105,832	3,923,467	859,025	6,888,324
Disposals or retirements	-	-	(54,677)	-	(54,677)
Effect of exchange rate changes	-	2,863	91	27,470	30,424

Balance at September 30, 2023	$-	$19,805,132	$42,707,275	$10,281,035	$72,793,442

Carrying amounts at January 1, 2023	$5,791,821	$8,062,582	$9,837,400	$2,307,352	$25,999,155
Carrying amounts at September 30, 2023	$6,004,735	$6,358,659	$9,496,482	$1,550,693	$23,410,569

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 9.0% in its test of impairment as of December 31, 2023 to reflect the relevant specific risk in the cash-generating unit.

17.    BONDS PAYABLE

	September 30, 2024	December 31, 2023	September 30, 2023

Domestic unsecured bonds	$478,026,000	$447,194,000	$440,462,000
Overseas unsecured bonds	490,389,000	476,578,500	500,355,500
Less: Discounts on bonds payable	(2,699,763)	(2,874,947)	(3,090,167)
Less: Current portion	(56,011,649)	(6,997,710)	(5,247,910)

	$909,703,588	$913,899,843	$932,479,423

The Company issued domestic unsecured bonds for the nine months ended September 30, 2024. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

113-1 (Green bond)	A	March 2024 to March 2029	$12,000,000	1.64%	Bullet repayment; interest payable annually
	B	March 2024 to March 2034	10,800,000	1.76%	The same as above
113-2 (Green bond)	A	May 2024 to May 2029	4,900,000	1.98%	The same as above
	B	May 2024 to May 2034	6,600,000	2.10%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above
(Continued)

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

October 2021 to October 2026	US$	1,250,000	1.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above
July 2022 to July 2027		400,000	4.375%	The same as above
July 2022 to July 2032		600,000	4.625%	The same as above
(Concluded)

18.    LONG-TERM BANK LOANS

	September 30, 2024	December 31, 2023	September 30, 2023

NT$ unsecured loans	$5,046,667	$6,706,389	$7,218,889
JPY unsecured loans	24,219,800	-	-
Less: Discounts on government grants	(13,456)	(27,868)	(33,617)
Less: Current portion	(2,793,334)	(2,295,556)	(2,172,222)

	$26,459,677	$4,382,965	$5,013,050

Loan content
Annual interest rate	0.13%-1.48%	1.15%-1.35%	1.15%-1.35%
Maturity date	Due by December 2030	Due by December 2027	Due by December 2027

The long-term bank loans of the Company are used for plants setup, procurement of machinery and equipment, and operating capital. The partial long-term bank loans are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

The Company is required to maintain certain financial covenants during the borrowing period, including the annual equity of the subsidiary receiving the partial loan not to fall below a specific amount; its debt-to-equity ratio must not exceed a certain ratio; and the ratio of the Company’s annual debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) not to exceed a certain multiple.

19.    EQUITY

a.    Capital stock

	September 30, 2024	December 31, 2023	September 30, 2023

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,733	25,932,071	25,932,071
Issued capital	$259,327,332	$259,320,710	$259,320,710

The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On September 1, 2024, March 1, 2024 and March 1, 2023, the Company issued employee restricted stock awards (RSAs) for its employees in a total of 2,353 thousand shares, 2,960 thousand shares and 2,110 thousand shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

During the first quarter of 2024 and 2023, TSMC reclaimed 1,402 thousand and 419 thousand employee restricted shares, respectively, that were unvested. On June 5, 2024 and May 9, 2023, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 26 for information on RSAs.

On August 13, 2024, TSMC’s Board of Directors resolved to cancel 3,249 thousand treasury shares. Refer to Note 19(e) for the information.

As of September 30, 2024, TSMC’s total issued and outstanding ADSs were 1,062,819 thousand units, representing 5,314,096 thousand common shares.

b.    Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	September 30, 2024	December 31, 2023	September 30, 2023

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,809,704	$24,406,854	$24,406,854
From merger	22,800,434	22,803,291	22,803,291
From convertible bonds	8,891,257	8,892,371	8,892,371
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,411,566	8,406,282	8,406,282
Donations - donated by shareholders	11,275	11,275	11,275
(Continued)

	September 30, 2024	December 31, 2023	September 30, 2023

May only be used to offset a deficit

From share of changes in equities of subsidiaries	$4,113,816	$4,199,936	$4,210,955
From share of changes in equities of associates	305,828	302,396	310,627
Donations - unclaimed dividend	70,093	70,093	53,680

May not be used for any purpose

Employee restricted shares	2,976,199	783,883	783,883

	$72,390,172	$69,876,381	$69,879,218
(Concluded)

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.    Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2024, 2023 and 2022 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2024	of 2024	of 2024
Board of Directors in its	November 12,	August 13,	May 10,
meeting	2024	2024	2024

Special capital reserve	$-	$-	$(28,020,822)
Cash dividends to shareholders	$116,697,300	$103,721,521	$103,734,517
Cash dividends per share (NT$)	$4.50	$4.00	$4.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2023	of 2023	of 2023	of 2023
Board of Directors in its	February 6,	November 14,	August 8,	May 9,
meeting	2024	2023	2023	2023

Special capital reserve	$28,020,822	$(17,228,363)	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$90,762,248	$90,762,248	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3.50	$3.50	$3.00	$3.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2022	of 2022	of 2022	of 2022
Board of Directors in its	February 14,	November 8,	August 9,	May 10,
meeting	2023	2022	2022	2022

Special capital reserve	$17,166,163	$(31,910,353)	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.    Others

Changes in others were as follows:

	Nine Months Ended September 30, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)
Exchange differences arising on translation of foreign operations	22,505,271	-	-	-	22,505,271
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	793,830	-	-	-	793,830
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	4,604,652	-	-	4,604,652
Debt instruments	-	4,888,979	-	-	4,888,979
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(2,008,432)	-	-	(2,008,432)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	286,502	-	-	286,502
(Continued)

	Nine Months Ended September 30, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Loss allowance adjustments from debt instruments	$-	$13,079	$-	$-	$13,079
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(54,666)	-	(54,666)
Transferred to initial carrying amount of hedged items	-	-	(9,626)	-	(9,626)
Issuance of employee restricted stock	-	-	-	(2,637,387)	(2,637,387)
Share-based payment expenses recognized	-	-	-	715,770	715,770
Share of other comprehensive income (loss) of associates	188,752	(48,484)	8,420	-	148,688
Income tax effect	-	(9,996)	-	-	(9,996)

Balance, end of period	$(1,828,916)	$3,626,372	$1,340,003	$(2,215,051)	$922,408
(Concluded)

	Nine Months Ended September 30, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)
Exchange differences arising on translation of foreign operations	28,675,626	-	-	-	28,675,626
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	1,029,030	-	-	-	1,029,030
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	987,066	-	-	987,066
Debt instruments	-	(1,837,009)	-	-	(1,837,009)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(118,948)	-	-	(118,948)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	372,631	-	-	372,631
Loss allowance adjustments from debt instruments	-	9,353	-	-	9,353
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(15,429)	-	(15,429)
Transferred to initial carrying amount of hedged items	-	-	(44,631)	-	(44,631)
Issuance of employee restricted stock	-	-	-	(585,968)	(585,968)
Share-based payment expenses recognized	-	-	-	350,386	350,386
Share of other comprehensive income (loss) of associates	237,518	33,858	29,098	-	300,474
Income tax effect	-	(25)	-	-	(25)

Balance, end of period	$18,198,873	$(10,609,427)	$1,448,219	$(420,735)	$8,616,930

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.    Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on June 5, 2024 to repurchase 3,249 thousand shares. TSMC has completed this share buyback program during the second quarter of 2024. On August 13, 2024, TSMC’s Board of Directors resolved to cancel the 3,249 thousand shares and set September 1, 2024 as the record date for capital reduction. The registration for share cancellation was completed on September 11, 2024.

20.    NET REVENUE

a.    Disaggregation of revenue from contracts with customers

	Three Months Ended September 30		Nine Months Ended September 30
Product	2024	2023	2024	2023

Wafer	$645,121,210	$473,037,347	$1,763,258,801	$1,342,457,631
Others	114,570,933	73,695,411	262,587,720	193,749,354

	$759,692,143	$546,732,758	$2,025,846,521	$1,536,206,985

	Three Months Ended September 30		Nine Months Ended September 30
Geography	2024	2023	2024	2023

Taiwan	$72,582,081	$36,868,992	$201,443,281	$104,596,734
United States	497,682,699	360,671,111	1,310,631,705	969,078,250
China	92,849,486	67,735,985	254,781,394	200,699,087
Japan	40,162,106	31,507,219	112,382,966	100,697,479
Europe, the Middle East and Africa	27,310,571	24,986,738	74,295,603	92,761,775
Others	29,105,200	24,962,713	72,311,572	68,373,660

	$759,692,143	$546,732,758	$2,025,846,521	$1,536,206,985
The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended September 30		Nine Months Ended September 30
Platform	2024	2023	2024	2023

High Performance Computing	$389,309,409	$227,816,587	$1,015,474,913	$667,707,961
Smartphone	257,495,611	212,001,177	705,071,120	545,740,324
Internet of Things	50,255,327	47,409,811	122,922,544	128,299,154
Automotive	35,671,522	28,338,188	101,556,018	101,636,345
Digital Consumer Electronics	11,404,721	13,570,337	37,261,882	38,157,300
Others	15,555,553	17,596,658	43,560,044	54,665,901

	$759,692,143	$546,732,758	$2,025,846,521	$1,536,206,985

	Three Months Ended September 30		Nine Months Ended September 30
Resolution	2024	2023	2024	2023

3-nanometer	$129,922,709	$28,994,752	$265,482,929	$29,478,462
5-nanometer	205,265,439	173,185,785	605,528,724	440,305,826
7-nanometer	110,118,632	78,280,622	311,614,860	264,328,384
16-nanometer	50,836,959	44,470,242	151,990,234	146,737,652
20-nanometer	671,100	2,788,643	3,147,487	8,710,398
28-nanometer	47,499,161	47,211,672	141,075,995	146,858,837
40/45-nanometer	29,856,699	29,417,131	84,557,230	91,585,761
65-nanometer	24,121,011	26,323,837	66,126,266	81,748,326
90-nanometer	5,217,346	5,044,479	16,322,736	20,590,275
0.11/0.13 micron	13,443,588	13,072,664	38,139,676	33,590,386
0.15/0.18 micron	23,941,303	20,137,375	67,669,341	64,474,177
0.25 micron and above	4,227,263	4,110,145	11,603,323	14,049,147

Wafer revenue	$645,121,210	$473,037,347	$1,763,258,801	$1,342,457,631

b.    Contract balances

	September 30, 2024	December 31, 2023	September 30, 2023	January 1, 2023

Contract liabilities (classified under accrued expenses and other current liabilities)	$86,939,340	$52,736,430	$50,852,364	$70,806,617

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$2,522,193 thousand and NT$5,620,410 thousand for the three months ended September 30, 2024 and 2023, respectively; and NT$51,163,255 thousand and NT$69,030,566 thousand for the nine months ended September 30, 2024 and 2023, respectively.

c.    Temporary receipts from customers

	September 30, 2024	December 31, 2023	September 30, 2023

Current portion (classified under accrued expenses and other current liabilities)	$188,664,298	$114,639,514	$152,751,076
Noncurrent portion (classified under other noncurrent liabilities)	79,332,925	163,655,128	148,913,776

	$267,997,223	$278,294,642	$301,664,852

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

21.    INTEREST INCOME

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Interest income
Cash and cash equivalents	$18,702,813	$12,607,398	$52,156,310	$35,717,276
Financial assets at FVTOCI	1,714,763	1,143,107	4,695,873	2,910,815
Financial assets at amortized cost	2,184,078	1,844,769	6,087,876	4,257,022

	$22,601,654	$15,595,274	$62,940,059	$42,885,113

22.    FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Interest expense
Corporate bonds	$4,885,516	$4,594,570	$14,394,417	$13,177,497
Lease liabilities	92,551	96,148	277,012	286,653
Bank loans	47,208	24,689	97,255	71,914
Others	4,594	371	14,296	1,486
Less: Capitalized interest under property, plant and equipment	(2,394,079)	(1,603,856)	(6,810,795)	(4,456,787)

	$2,635,790	$3,111,922	$7,972,185	$9,080,763

Information about capitalized interest is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Capitalization rate	1.32%-3.34%	1.20%-3.36%	1.20%-3.34%	1.08%-3.36%

23.    OTHER GAINS AND LOSSES, NET

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(81,416)	$(115,078)	$(286,502)	$(372,631)
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	1,702,731	1,148,784	(3,730,753)	3,982,692
The accrual of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(3,472)	(2,748)	(13,079)	(9,353)
Financial assets at amortized cost	(13,041)	(18,099)	(22,189)	(31,808)
Other (losses) gains, net	45,601	(74,211)	293,500	351,001

	$1,650,403	$938,648	$(3,759,023)	$3,919,901

24.    INCOME TAX

a.    Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Current income tax expense
Current tax expense recognized in the current period	$59,666,969	$33,869,144	$167,602,133	$103,890,142
Income tax adjustments on prior years	(108)	(14,038)	(7,142,581)	(9,698)
Other income tax adjustments	91,862	51,012	227,823	166,838
	59,758,723	33,906,118	160,687,375	104,047,282
Deferred income tax expense (benefit)
The origination and reversal of temporary differences	707,227	(2,760,897)	543,057	(3,563,301)
Investment tax credits and operating loss carryforward	(1,359,268)	-	(2,152,672)	945,038
	(652,041)	(2,760,897)	(1,609,615)	(2,618,263)

Income tax expense recognized in profit or loss	$59,106,682	$31,145,221	$159,077,760	$101,429,019

b.    Income tax examination

The tax authorities have examined income tax returns of TSMC through 2022. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

25.    EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Basic EPS	$12.55	$8.14	$30.80	$23.13
Diluted EPS	$12.54	$8.14	$30.80	$23.13

EPS is computed as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Basic EPS
Net income available to common shareholders of the parent	$325,257,571	$210,999,939	$798,587,976	$599,785,521
(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,926,018	25,929,267	25,928,074	25,929,208
Basic EPS (in dollars)	$12.55	$8.14	$30.80	$23.13

Diluted EPS
Net income available to common shareholders of the parent	$325,257,571	$210,999,939	$798,587,976	$599,785,521
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,926,018	25,929,267	25,928,074	25,929,208
Effects of all dilutive potential common shares (in thousands)	2,206	91	1,637	130

Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,928,224	25,929,358	25,929,711	25,929,338
Diluted EPS (in dollars)	$12.54	$8.14	$30.80	$23.13
(Concluded)

26.    SHARE-BASED PAYMENT ARRANGEMENTS

a.    Equity-settled share-based payment-RSAs

The RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 4, 2024	June 6, 2023	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	August 13, 2024	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,353	2,960	2,110	1,387
Available for issuance (in thousands)	1,832	3,289	-	-
Eligible employees	Executive officers	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:

1)    The RSAs granted to eligible employees can only be vested if

•the employee remains employed by the Company on the last date of each vesting period;

•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

•certain employee performance metrics and TSMC’s business performance metrics are met.

2)    The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)    For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)    Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)    Details of granted RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	-	-	2,110	694
Issuance of stocks	2,353	2,960	-	-
Canceled shares	-	-	(1,055)	(347)

Balance, end of period	2,353	2,960	1,055	347

Weighted-average fair value of RSAs (in dollars)	$662.42	$364.43	$277.71	$325.81

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022
Stock price at measurement date (in dollars)	$944	$689	$511	$604
Expected price volatility	25.51%-29.87%	24.77%-26.12%	29.34%-32.11%	25.34%-28.28%
Expected life	1-3 years	1-3 years	1-3 years	1-3 years
Risk-free interest rate	1.40%	1.16%	1.06%	0.57%

Refer to Note 27 for the compensation costs of the RSAs recognized by TSMC.

b.    Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan	2021 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	550	400	236
Grant date	March 1, 2024	March 1, 2023	March 1, 2022

Note:    One unit of the right represents a right to the market value of one TSMC’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Nine Months Ended September 30
	2024			2023
	2023 Plan	2022 Plan	2021 Plan	2022 Plan	2021 Plan

Stock price at measurement date (in dollars)	$1,000	$1,000	$1,000	$522	$522
Expected price volatility	25.77%-30.55%	25.77%-30.55%	25.77%-30.55%	25.20%-26.65%	25.20%-26.65%
Residual life	1-3 years	1-2 years	1 year	1-3 years	1-2 years
Risk-free interest rate	1.39%	1.37%	1.36%	1.08%	1.05%

Refer to Note 27 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of September 30, 2024, December 31, 2023 and September 30, 2023, the liabilities under cash-settled share-based payment arrangement amounted to NT$312,357 thousand, NT$62,695 thousand and NT$50,222 thousand, respectively.

27.    ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$156,176,635	$137,203,831	$458,796,761	$352,150,676
Recognized in operating expenses	9,730,876	7,722,319	26,720,585	22,499,522
Recognized in other operating income and expenses	7,624	680	24,200	3,969

	$165,915,135	$144,926,830	$485,541,546	$374,654,167

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

b. Amortization of intangible assets

Recognized in cost of revenue	$1,584,940	$1,672,325	$4,752,015	$4,859,139
Recognized in operating expenses	728,482	681,007	2,124,752	2,029,185

	$2,313,422	$2,353,332	$6,876,767	$6,888,324

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,507,484	$1,355,745	$4,387,257	$3,980,104
Defined benefit plans	68,908	70,335	206,734	211,018
	1,576,392	1,426,080	4,593,991	4,191,122
Share-based payments
Equity-settled	322,961	127,349	735,748	355,701
Cash-settled	117,470	9,124	256,879	47,303
	440,431	136,473	992,627	403,004
Other employee benefits	78,378,403	58,704,130	207,500,237	169,792,271

	$80,395,226	$60,266,683	$213,086,855	$174,386,397

Employee benefits expense summarized by function
Recognized in cost of revenue	$43,538,300	$33,519,721	$115,999,386	$98,158,663
Recognized in operating expenses	36,856,926	26,746,962	97,087,469	76,227,734

	$80,395,226	$60,266,683	$213,086,855	$174,386,397

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Profit sharing bonus to employees	$19,517,346	$12,607,089	$47,815,500	$35,832,625

TSMC’s profit sharing bonus to employees and compensation to directors for 2023 and 2022 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2023	2022

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023
Profit sharing bonus to employees	$50,090,533	$60,702,047
Compensation to directors	$551,955	$690,128

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2023 and 2022, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.    GOVERNMENT GRANTS

Subsidiaries such as TSMC Arizona, JASM and TSMC Nanjing received subsidies from the governments of the United States, Japan and China, respectively, for local plant setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment, as well as partial costs and expenses incurred from plant construction and production. For the nine months ended September 30, 2024 and 2023, the Company received a total of NT$16,043,339 thousand and NT$20,757,802 thousand as government grants, respectively.

29.    CASH FLOW INFORMATION

a.    Non-cash transactions

	Nine Months Ended September 30
	2024	2023

Additions of financial assets at FVTOCI	$67,243,640	$56,055,303
Conversion of convertible bonds into equity securities	(387,592)	(145,144)
Changes in accrued expenses and other current liabilities	(2,738,806)	(1,077,537)

Payments for acquisition of financial assets at FVTOCI	$64,117,242	$54,832,622

Disposal of financial assets at FVTOCI	$45,501,690	$28,988,810
Changes in other financial assets	(2,047,690)	(184,044)

Proceeds from disposal of financial assets at FVTOCI	$43,454,000	$28,804,766

Additions of property, plant and equipment	$475,365,683	$796,779,912
Changes in other receivables	49,114,375	44,432
Exchange of assets	(109,273)	(59,387)
Changes in payables to contractors and equipment suppliers	49,519,008	(12,887,052)
Changes in accrued expenses and other current liabilities	26,974,334	195,589
Transferred to initial carrying amount of hedged items	5,042	39,898
Capitalized interests	(6,810,795)	(4,456,787)

Payments for acquisition of property, plant and equipment	$594,058,374	$779,656,605

b.    Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2024	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of September 30, 2024

Hedging financial liabilities- bank loans	$27,290,400	$(26,496,570)	$(793,830)	$-	$-	$-
Bonds payable	920,897,553	29,014,319	15,513,985	-	289,380	965,715,237
Long-term bank loans	6,678,521	21,782,278	777,800	-	14,412	29,253,011
Lease liabilities	31,492,386	(2,566,213)	(20,524)	1,925,844	277,012	31,108,505

Total	$986,358,860	$21,733,814	$15,477,431	$1,925,844	$580,804	$1,026,076,753

			Non-cash Changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of September 30, 2023

Hedging financial liabilities- bank loans	$-	$27,908,580	$(1,029,030)	$-	$-	$26,879,550
Bonds payable	852,436,439	57,721,552	27,301,588	-	267,754	937,727,333
Long-term bank loans	5,973,936	1,205,556	-	-	5,780	7,185,272
Lease liabilities	32,367,601	(2,411,870)	28,970	1,919,167	286,653	32,190,521

Total	$890,777,976	$84,423,818	$26,301,528	$1,919,167	$560,187	$1,003,982,676

Note:    Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

30.    FINANCIAL INSTRUMENTS

a.    Categories of financial instruments

	September 30, 2024	December 31, 2023	September 30, 2023

Financial assets
FVTPL (Note 1)	$15,566,035	$14,342,093	$490,163
FVTOCI (Note 2)	203,123,752	167,150,802	167,303,596
Hedging financial assets	1,079	-	37,451
Amortized cost (Note 3)	2,383,140,378	1,842,412,631	1,729,394,612

	$2,601,831,244	$2,023,905,526	$1,897,225,822

Financial liabilities
FVTPL (Note 4)	$34,277	$121,412	$132,768
Hedging financial liabilities	1,875	27,334,164	26,879,550
Amortized cost (Note 5)	1,848,994,088	1,741,356,555	1,820,363,905

	$1,849,030,240	$1,768,812,131	$1,847,376,223

Note 1: Financial assets mandatorily measured at FVTPL.

Note 2: Including notes and accounts receivable (net), equity and debt investments.

Note 3: Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4: Held for trading.

Note 5: Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.    Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.    Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities, investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the nine months ended September 30, 2024 and 2023, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$4,748,405 thousand and NT$362,316 thousand respectively.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications recognized in profit or loss if the assets are sold. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$4,473,470 thousand and NT$3,887,322 thousand for the nine months ended September 30, 2024 and 2023, respectively.

The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Other price risk

The Company is exposed to convertible preferred stocks, equity instrument investments, and other investments price risk arising from financial assets at FVTPL and FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the investments mentioned above at the end of the reporting period, the net income would have decreased by NT$1,167,572 thousand for the nine months ended September 30, 2024, and the other comprehensive income would have decreased by NT$1,148,393 thousand and NT$925,125 thousand for the nine months ended September 30, 2024 and 2023, respectively.

d.    Credit risk management

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2024, December 31, 2023 and September 30, 2023, the Company’s ten largest customers accounted for 88%, 91% and 85% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-

For the nine months ended September 30, 2024 and 2023, the expected credit loss increased NT$38,190 thousand and NT$46,881 thousand, respectively. The changes were mainly due to adjusted investment portfolio and fluctuations in exchange rates.

e.    Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

September 30, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$70,820,047	$-	$-	$-	$70,820,047
Payables to contractors and equipment suppliers	125,132,085	-	-	-	125,132,085
Accrued expenses and other current liabilities	363,772,111	-	-	-	363,772,111
Bonds payable	74,901,590	318,464,019	202,710,564	580,737,650	1,176,813,823
Long-term bank loans	2,968,389	2,658,030	20,989,844	3,351,665	29,967,928
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,292,322	5,704,657	4,689,825	20,497,138	34,183,942
Others	-	73,705,993	11,474,863	748,159	85,929,015
	640,886,544	400,532,699	239,865,096	605,334,612	1,886,618,951

Derivative financial instruments

Forward exchange contracts
Outflows	88,511,937	-	-	-	88,511,937
Inflows	(89,233,704)	-	-	-	(89,233,704)
	(721,767)	-	-	-	(721,767)

	$640,164,777	$400,532,699	$239,865,096	$605,334,612	$1,885,897,184
(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$27,290,400	$-	$-	$-	$27,290,400
Accounts payable (including related parties)	57,293,057	-	-	-	57,293,057
Payables to contractors and equipment suppliers	171,484,616	-	-	-	171,484,616
Accrued expenses and other current liabilities	241,118,948	-	-	-	241,118,948
Bonds payable	24,890,500	224,062,937	303,525,276	583,364,167	1,135,842,880
Long-term bank loans	2,371,296	3,889,029	585,094	-	6,845,419
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,181,651	5,248,337	4,662,868	21,754,375	34,847,231
Others	-	165,188,432	6,303,135	2,908,666	174,400,233
	527,630,468	398,388,735	315,076,373	608,027,208	1,849,122,784

Derivative financial instruments

Forward exchange contracts
Outflows	64,826,427	-	-	-	64,826,427
Inflows	(65,384,000)	-	-	-	(65,384,000)
	(557,573)	-	-	-	(557,573)

	$527,072,895	$398,388,735	$315,076,373	$608,027,208	$1,848,565,211

September 30, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$26,879,864	$-	$-	$-	$26,879,864
Accounts payable (including related parties)	53,772,306	-	-	-	53,772,306
Payables to contractors and equipment suppliers	230,848,866	-	-	-	230,848,866
Accrued expenses and other current liabilities	272,295,549	-	-	-	272,295,549
Bonds payable	23,690,820	169,555,796	358,616,332	613,998,069	1,165,861,017
Long-term bank loans	2,254,821	4,331,666	794,526	-	7,381,013
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,135,408	5,381,609	4,733,050	22,344,257	35,594,324
Others	-	143,468,212	15,847,107	2,496,129	161,811,448
	612,877,634	322,737,283	379,991,015	638,838,455	1,954,444,387

Derivative financial instruments

Forward exchange contracts
Outflows	13,751,704	-	-	-	13,751,704
Inflows	(13,763,851)	-	-	-	(13,763,851)
	(12,147)	-	-	-	(12,147)

	$612,865,487	$322,737,283	$379,991,015	$638,838,455	$1,954,432,240
(Concluded)

Note:    Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

September 30, 2024

Lease liabilities	$10,174,011	$6,731,154	$3,523,977	$67,996	$20,497,138
(Continued)

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

December 31, 2023

Lease liabilities	$10,197,521	$7,121,539	$4,117,107	$318,208	$21,754,375

September 30, 2023

Lease liabilities	$10,347,093	$7,277,535	$4,244,674	$474,955	$22,344,257
(Concluded)

f.     Fair value of financial instruments

1) Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2) Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2024
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,692,780	$13,692,780
Forward exchange contracts	-	971,386	-	971,386
Mutual funds	-	-	775,317	775,317
Simple agreement for future equity	-	-	126,552	126,552

	$-	$971,386	$14,594,649	$15,566,035

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$106,675,983	$-	$106,675,983
Agency mortgage-backed securities	-	43,708,974	-	43,708,974
Government bonds/Agency bonds	20,714,828	158,280	-	20,873,108
Asset-backed securities	-	11,539,314	-	11,539,314
(Continued)

	September 30, 2024
	Level 1	Level 2	Level 3	Total

Investments in equity instruments
Non-publicly traded equity investments	$-	$-	$7,502,973	$7,502,973
Publicly traded stocks	6,851,935	-	-	6,851,935
Notes and accounts receivable, net	-	5,971,465	-	5,971,465

	$27,566,763	$168,054,016	$7,502,973	$203,123,752

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$1,079	$-	$-	$1,079

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$34,277	$-	$34,277

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$1,875	$-	$-	$1,875
(Concluded)

	December 31, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,307,160	$13,307,160
Forward exchange contracts	-	701,182	-	701,182
Convertible bonds	-	-	223,454	223,454
Mutual funds	-	-	110,297	110,297

	$-	$701,182	$13,640,911	$14,342,093

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$79,605,567	$-	$79,605,567
Agency mortgage-backed securities	-	37,959,691	-	37,959,691
Government bonds/Agency bonds	22,091,087	247,814	-	22,338,901
Asset-backed securities	-	9,898,766	-	9,898,766
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,208,655	7,208,655
Publicly traded stocks	4,727,905	-	-	4,727,905
Notes and accounts receivable, net	-	5,411,317	-	5,411,317

	$26,818,992	$133,123,155	$7,208,655	$167,150,802

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$121,412	$-	$121,412

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$43,764	$-	$-	$43,764

	September 30, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible bonds	$-	$-	$231,022	$231,022
Forward exchange contracts	-	147,504	-	147,504
Mutual funds	-	-	111,637	111,637

	$-	$147,504	$342,659	$490,163

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$80,389,109	$-	$80,389,109
Agency mortgage-backed securities	-	36,337,585	-	36,337,585
Government bonds/Agency bonds	23,706,398	355,446	-	24,061,844
Asset-backed securities	-	10,419,593	-	10,419,593
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,933,799	7,933,799
Publicly traded stocks	3,630,259	-	-	3,630,259
Notes and accounts receivable, net	-	4,531,407	-	4,531,407

	$27,336,657	$132,033,140	$7,933,799	$167,303,596

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$37,451	$-	$-	$37,451

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$132,768	$-	$132,768

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the nine months ended September 30, 2024 and 2023 are as follows:

	Nine Months Ended September 30
	2024	2023

Balance, beginning of period	$20,849,566	$6,282,052
Additions	1,828,697	1,034,748
Recognized in profit or loss	(139,280)	27,022
Recognized in other comprehensive income or loss	(518,075)	695,099
Disposals and proceeds from return of capital of investments	(319,518)	(117,897)
Transfers out of level 3 (Note)	(164,860)	-
Effect of exchange rate changes	561,092	355,434

Balance, end of period	$22,097,622	$8,276,458

Note:    The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

•The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of convertible preferred stocks, convertible bonds, simple agreement for future equity, mutual funds and non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach, income approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On September 30, 2024, December 31, 2023 and September 30, 2023, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$53,470 thousand, NT$52,704 thousand and NT$59,572 thousand, respectively, if discounts for lack of marketability increase by 1%.

The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On September 30, 2024, the Company mainly uses unobservable inputs, which include expected returns, discount rate of 7.9%, and discount for lack of marketability of 20%. On September 30, 2024, with other inputs remain equal, if discount rate increases by 1%, the fair value will decrease by NT$590,127 thousand; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$142,378 thousand.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3) Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	September 30, 2024
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total
Financial assets

Financial assets at amortized costs
Corporate bonds	$137,277,630	$-	$138,689,936	$138,689,936
Commercial paper	22,960,780	-	22,979,686	22,979,686
Government bonds/Agency bonds	4,225,749	4,326,268	-	4,326,268

	$164,464,159	$4,326,268	$161,669,622	$165,995,890

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$965,715,237	$-	$900,337,602	$900,337,602

	December 31, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total
Financial assets

Financial assets at amortized costs
Corporate bonds	$113,785,324	$-	$113,694,397	$113,694,397
Commercial paper	18,371,705	-	18,385,329	18,385,329
Government bonds/Agency bonds	13,803,559	2,751,893	11,053,234	13,805,127

	$145,960,588	$2,751,893	$143,132,960	$145,884,853

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$920,897,553	$-	$849,236,882	$849,236,882

	September 30, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$126,195,790	$-	$124,215,176	$124,215,176
Commercial paper	22,147,473	-	22,166,534	22,166,534
Government bonds/Agency bonds	15,297,477	2,787,162	12,327,040	15,114,202

	$163,640,740	$2,787,162	$158,708,750	$161,495,912

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$937,727,333	$-	$829,219,281	$829,219,281

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds, the Company’s bonds payable and agency bonds are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.    RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.    Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Charity Foundation	Other related parties
TSMC Education and Culture Foundation	Other related parties

b.    Net revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2024	2023	2024	2023

Item	Related Party Categories

Net revenue from sale of goods	Associates	$3,729,245	$2,707,687	$11,394,850	$9,934,126

c.    Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Related Party Categories

Associates	$1,282,865	$922,561	$3,545,858	$3,303,946

d.    Receivables from related parties

		September 30, 2024	December 31, 2023	September 30, 2023

Item	Related Party Name

Receivables from	GUC	$259,441	$514,819	$199,068
related parties	Xintec	143,938	109,632	157,189

		$403,379	$624,451	$356,257

Other receivables	SSMC	$57,564	$58,093	$60,333
from related	VIS	16,913	13,778	22,030
parties
		$74,477	$71,871	$82,363

e.    Payables to related parties

		September 30, 2024	December 31, 2023	September 30, 2023

Item	Related Party Name

Payables to related	Xintec	$1,165,016	$1,020,226	$1,186,773
parties	SSMC	393,729	457,348	295,730
	Others	127,105	88,726	138,920

		$1,685,850	$1,566,300	$1,621,423

f.    Others

		Three Months Ended September 30		Nine Months Ended September 30
		2024	2023	2024	2023

Item	Related Party Categories

Manufacturing expenses	Associates	$1,683,167	$1,536,508	$3,780,950	$3,454,397

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

g.    Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023

Short-term employee benefits	$1,086,604	$817,111	$3,028,668	$2,454,401
Post-employment benefits	808	1,049	3,054	2,965
Share-based payments	322,017	134,066	851,404	386,838

	$1,409,429	$952,226	$3,883,126	$2,844,204

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

32.    PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of September 30, 2024, December 31, 2023 and September 30, 2023, the aforementioned other financial assets amounted to NT$127,743 thousand, NT$124,302 thousand and NT$128,861 thousand, respectively.

33.    SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

d.TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

e.TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

f.Amounts available under unused letters of credit as of September 30, 2024, December 31, 2023 and September 30, 2023 were NT$472,988 thousand, NT$433,994 thousand and NT$391,084 thousand, respectively.

g.The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and energy purchase agreement. As of September 30, 2024, December 31, 2023 and September 30, 2023, the aforementioned guarantee amounted to NT$10,144,487 thousand, NT$8,012,973 thousand, and NT$8,064,025 thousand, respectively.

34.    SIGNIFICANT LOSS FROM DISASTER

On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories, plant facilities and machinery and equipment. In the second quarter of 2024, the Company recognized related earthquake losses to be approximately NT$3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.

35.    EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

September 30, 2024

Financial assets

Monetary items
USD	$16,643,822	31.638		$526,577,229
EUR	846,618	35.412		29,980,440
EUR	124,264	1.119	(Note 2)	4,400,425
JPY	70,644,061	0.2222		15,697,110

Financial liabilities

Monetary items
USD	15,476,747	31.638		489,653,327
EUR	623,972	35.412		22,096,101
EUR	123,422	1.119	(Note 2)	4,370,625
JPY	74,865,167	0.2222		16,635,040

December 31, 2023

Financial assets

Monetary items
USD	14,756,970	30.747		453,732,565
EUR	432,124	34.175		14,767,835
EUR	484,580	1.111	(Note 2)	16,560,515
JPY	13,320,705	0.2192		2,919,899

Financial liabilities

Monetary items
USD	14,121,653	30.747		434,198,454
EUR	803,472	34.175		27,458,643
EUR	482,869	1.111	(Note 2)	16,502,044
JPY	199,911,305	0.2192		43,820,558

September 30, 2023

Financial assets

Monetary items
USD	14,024,503	32.281		452,724,972
EUR	284,709	33.989		9,676,990
EUR	172,497	1.053	(Note 2)	5,863,012
JPY	63,541,086	0.2159		13,718,520
(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$14,086,103	32.281		$454,713,480
EUR	436,807	33.989		14,846,641
EUR	165,914	1.053	(Note 2)	5,639,262
JPY	188,152,004	0.2159		40,622,018
(Concluded)

Note 1:    Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:    The exchange rate represents the number of U.S. dollar for which one Euro could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the nine months ended September 30, 2024 and 2023, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

36.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.Financings provided: See Table 1 attached;

b.Endorsement/guarantee provided: See Table 2 attached;

c.Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.Information on investment in mainland China

1) The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2) Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

37.    OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 4)			Ending Balance (Foreign Currencies in Thousands) (Note 4)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 to 3)	Financing Company’s Total Financing Amount Limits (Notes 1 to 3)
																			Item	Value

0	TSMC	TSMC Arizona	Other receivables from related parties	Yes	$ (US$	94,914,000 3,000,000	$ )		$-			$-		-	The need for short-term financing	$-	Capacity installation and working capital	$-	-	$-	$399,001,915	$798,003,831
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	53,928,620 8,800,000 450,000	$ )& )	$ (RMB (US$	50,320,300 8,000,000 450,000	$ )& )	$ (RMB	36,083,200 8,000,000	$ )	1.30%-1.50%	The need for short-term and long-term financing	-	Operating capital	-	-	-	108,188,209	108,188,209
2	TSMC Development	TSMC Washington	Other receivables from related parties	Yes	$ (US$	1,898,280 60,000	$ )	$ (US$	1,898,280 60,000	$ )	$ (US$	949,140 30,000	$ )	-	The need for short-term financing	-	Operating capital	-	-	-	33,878,572	33,878,572

Note 1: The amount available for lending to TSMC Arizona from TSMC shall not exceed ten percent (10%) of the net worth of TSMC, and the total amount available for lending from TSMC to borrowers shall not exceed twenty percent (20%) of the net worth of TSMC.

Note 2: The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 3: The aggregate amount available for lending to TSMC Washington from TSMC Development and the aggregate amount of lending from TSMC Development shall not exceed the net worth of TSMC Development.

Note 4: The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$1,596,007,661	$ (US$	2,632,702 83,213)	$ (US$	2,632,702 83,213)	$ (US$	2,632,702 83,213)	$-	0.07%	$1,596,007,661	Yes	No	No
		TSMC Global	Subsidiary	1,596,007,661	(US$	237,285,000 7,500,000)	(US$	237,285,000 7,500,000)	(US$	237,285,000 7,500,000)	-	5.95%	1,596,007,661	Yes	No	No
		TSMC Arizona	Subsidiary	1,596,007,661	(US$	380,681,704 12,032,420)	(US$	380,681,704 12,032,420)	(US$	254,129,704 8,032,420)	-	9.54%	1,596,007,661	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	364,605	(JPY	293,304 1,320,000)	(JPY	293,304 1,320,000)	(JPY	293,304 1,320,000)	-	0.01%	364,605	No	No	No

Note 1:    TSMC provides endorsements and guarantees for TSMC North America, TSMC Global and TSMC Arizona. Both individual and total endorsements and guarantees shall not exceed forty percent (40%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230		$486,601	10		$486,601
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	456,372		7	456,372
	Global Investment Holding Inc.	-	〃	10,442	106,825		6	106,825

	Commercial paper
	China Steel Corporation	-	Financial assets at amortized cost	770	7,678,160		N/A	7,685,830
	Cathay Financial Holding Co., Ltd.	-	〃	432	4,308,592		N/A	4,313,146
	Formosa Chemicals & Fibre Corporation	-	〃	250	2,492,368		N/A	2,494,976
	Taiwan Power Company	-	〃	245	2,446,341		N/A	2,446,407
	CPC Corporation, Taiwan	-	〃	220	2,196,535		N/A	2,196,755
	Formosa Plastics Corporation	-	〃	200	1,993,861		N/A	1,995,800
	Nan Ya Plastics Corporation	-	〃	185	1,844,923		N/A	1,846,772

TSMC Partners	Fund
	Carbon Nature SCSp	-	Financial assets at fair value through Profit or Loss	-	US$	9,487	18	US$	9,487
	Imprint Nature-Based Opportunities Offshore SCSp	-	〃	-	US$	7,567	5	US$	7,567
	Matter Venture Partners Fund I, L.P.	-	〃	-	US$	7,452	7	US$	7,452

	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	21,709	6	US$	21,709
	Walden Technology Ventures Investments II, L.P.	-	〃	-	US$	19,310	9	US$	19,310
	Walden Technology Ventures Investments III, L.P.	-	〃	-	US$	11,703	4	US$	11,703
	Tela Innovations	-	〃	6,942	-		22	-

	Publicly traded stocks
	ARM Holdings plc	-	Financial assets at fair value through other comprehensive income	1,111	US$	158,853	-	US$	158,853
	Movella Holdings Inc.	-	〃	3,095	US$	48	6	US$	48

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	102,697	N/A	US$	102,697
	Morgan Stanley	-	〃	-	US$	89,991	N/A	US$	89,991
	Wells Fargo & Company	-	〃	-	US$	83,317	N/A	US$	83,317
	JPMorgan Chase & Co.	-	〃	-	US$	82,887	N/A	US$	82,887
	The Goldman Sachs Group, Inc.	-	〃	-	US$	75,146	N/A	US$	75,146
	Citigroup Inc.	-	〃	-	US$	59,091	N/A	US$	59,091
	HSBC Holdings plc	-	〃	-	US$	39,159	N/A	US$	39,159
	BNP Paribas SA	-	〃	-	US$	38,615	N/A	US$	38,615
	Principal Life Global Funding II	-	〃	-	US$	37,419	N/A	US$	37,419
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	36,782	N/A	US$	36,782
	NatWest Group plc	-	〃	-	US$	36,613	N/A	US$	36,613
	Banco Santander, S.A.	-	〃	-	US$	36,174	N/A	US$	36,174

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Nationwide Building Society	-	Financial assets at fair value through other comprehensive income	-	US$	35,691	N/A	US$	35,691
	Credit Agricole SA London Branch	-	〃	-	US$	35,136	N/A	US$	35,136
	BPCE SA	-	〃	-	US$	34,215	N/A	US$	34,215
	Barclays PLC	-	〃	-	US$	33,769	N/A	US$	33,769
	Lloyds Banking Group plc	-	〃	-	US$	30,488	N/A	US$	30,488
	Hyundai Capital America	-	〃	-	US$	30,065	N/A	US$	30,065
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	29,686	N/A	US$	29,686
	American Express Company	-	〃	-	US$	27,950	N/A	US$	27,950
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	25,924	N/A	US$	25,924
	Athene Global Funding	-	〃	-	US$	25,494	N/A	US$	25,494
	Toyota Motor Credit Corporation	-	〃	-	US$	24,607	N/A	US$	24,607
	Deutsche Bank AG - New York Branch	-	〃	-	US$	24,278	N/A	US$	24,278
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	23,943	N/A	US$	23,943
	The Toronto-Dominion Bank	-	〃	-	US$	23,788	N/A	US$	23,788
	The Bank of Nova Scotia	-	〃	-	US$	22,925	N/A	US$	22,925
	AIG Global Funding	-	〃	-	US$	22,750	N/A	US$	22,750
	Banque Fédérative du Crédit Mutuel	-	〃	-	US$	22,198	N/A	US$	22,198
	Glencore Funding LLC	-	〃	-	US$	21,501	N/A	US$	21,501
	Bank of Montreal	-	〃	-	US$	21,320	N/A	US$	21,320
	Capital One Financial Corporation	-	〃	-	US$	21,026	N/A	US$	21,026
	Equitable Financial Life Global Funding	-	〃	-	US$	20,951	N/A	US$	20,951
	General Motors Financial Company, Inc.	-	〃	-	US$	20,925	N/A	US$	20,925
	Bunge Limited Finance Corp.	-	〃	-	US$	20,812	N/A	US$	20,812
	Mizuho Financial Group, Inc.	-	〃	-	US$	20,765	N/A	US$	20,765
	RGA Global Funding	-	〃	-	US$	20,555	N/A	US$	20,555
	ABN AMRO Bank N.V.	-	〃	-	US$	19,731	N/A	US$	19,731
	Macquarie Bank Limited	-	〃	-	US$	19,610	N/A	US$	19,610
	Daimler Trucks Finance North America LLC	-	〃	-	US$	19,479	N/A	US$	19,479
	Danske Bank A/S	-	〃	-	US$	18,583	N/A	US$	18,583
	UnitedHealth Group Incorporated	-	〃	-	US$	18,527	N/A	US$	18,527
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	18,193	N/A	US$	18,193
	NTT Finance Corporation	-	〃	-	US$	18,130	N/A	US$	18,130
	Royal Bank of Canada	-	〃	-	US$	18,101	N/A	US$	18,101
	Metropolitan Life Global Funding I	-	〃	-	US$	17,946	N/A	US$	17,946
	Guardian Life Global Funding	-	〃	-	US$	17,932	N/A	US$	17,932
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	17,484	N/A	US$	17,484
	Enel Finance International N.V.	-	〃	-	US$	17,228	N/A	US$	17,228
	NatWest Markets Plc	-	〃	-	US$	16,586	N/A	US$	16,586
	Coöperatieve Rabobank U.A.	-	〃	-	US$	16,418	N/A	US$	16,418
	New York Life Global Funding	-	〃	-	US$	16,383	N/A	US$	16,383
	Oracle Corporation	-	〃	-	US$	16,068	N/A	US$	16,068
	U.S. Bancorp.	-	〃	-	US$	15,863	N/A	US$	15,863
	Roper Technologies, Inc.	-	〃	-	US$	15,619	N/A	US$	15,619
	UBS Group AG	-	〃	-	US$	15,560	N/A	US$	15,560
	Northwestern Mutual Global Funding	-	〃	-	US$	15,512	N/A	US$	15,512
	Jackson National Life Global Funding	-	〃	-	US$	15,419	N/A	US$	15,419
	Philip Morris International Inc.	-	〃	-	US$	15,229	N/A	US$	15,229
	Protective Life Global Funding	-	〃	-	US$	15,116	N/A	US$	15,116
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	15,061	N/A	US$	15,061
	The Kroger Co.	-	〃	-	US$	15,035	N/A	US$	15,035
	BMW US Capital, LLC	-	〃	-	US$	14,866	N/A	US$	14,866

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Quest Diagnostics Incorporated	-	Financial assets at fair value through other comprehensive income	-	US$	14,634	N/A	US$	14,634
	ING Groep N.V.	-	〃	-	US$	14,469	N/A	US$	14,469
	AerCap Ireland Capital Designated Activity Company	-	〃	-	US$	14,283	N/A	US$	14,283
	Santander Holdings USA, Inc.	-	〃	-	US$	14,190	N/A	US$	14,190
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	14,183	N/A	US$	14,183
	National Securities Clearing Corporation	-	〃	-	US$	14,060	N/A	US$	14,060
	Ryder System, Inc.	-	〃	-	US$	13,860	N/A	US$	13,860
	Standard Chartered PLC	-	〃	-	US$	13,687	N/A	US$	13,687
	The Bank of New York Mellon Corporation	-	〃	-	US$	13,602	N/A	US$	13,602
	Southern California Edison Company	-	〃	-	US$	13,276	N/A	US$	13,276
	COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH	-	〃	-	US$	13,240	N/A	US$	13,240
	Amphenol Corporation	-	〃	-	US$	13,191	N/A	US$	13,191
	ONEOK, Inc.	-	〃	-	US$	12,808	N/A	US$	12,808
	BAE Systems plc	-	〃	-	US$	12,801	N/A	US$	12,801
	Equifax Inc.	-	〃	-	US$	12,371	N/A	US$	12,371
	CNO Global Funding	-	〃	-	US$	11,978	N/A	US$	11,978
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	11,928	N/A	US$	11,928
	Bristol-Myers Squibb Company	-	〃	-	US$	11,926	N/A	US$	11,926
	Truist Financial Corporation	-	〃	-	US$	11,849	N/A	US$	11,849
	Amazon.com, Inc.	-	〃	-	US$	11,637	N/A	US$	11,637
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	11,436	N/A	US$	11,436
	Nomura Holdings, Inc.	-	〃	-	US$	11,436	N/A	US$	11,436
	AT&T Inc.	-	〃	-	US$	11,422	N/A	US$	11,422
	Prologis Targeted U.S. Logistics Fund L.P.	-	〃	-	US$	11,356	N/A	US$	11,356
	MassMutual Global Funding II	-	〃	-	US$	11,170	N/A	US$	11,170
	ERAC USA Finance LLC	-	〃	-	US$	11,002	N/A	US$	11,002
	DTE Energy Company	-	〃	-	US$	10,968	N/A	US$	10,968
	S&P Global Inc.	-	〃	-	US$	10,845	N/A	US$	10,845
	Apple Inc.	-	〃	-	US$	10,815	N/A	US$	10,815
	Canadian Imperial Bank of Commerce	-	〃	-	US$	10,137	N/A	US$	10,137
	Macquarie Group Limited	-	〃	-	US$	10,134	N/A	US$	10,134
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	10,060	N/A	US$	10,060
	T-Mobile USA, Inc.	-	〃	-	US$	10,039	N/A	US$	10,039
	Hewlett Packard Enterprise Company	-	〃	-	US$	10,003	N/A	US$	10,003
	Enbridge Inc.	-	〃	-	US$	9,948	N/A	US$	9,948
	John Deere Capital Corporation	-	〃	-	US$	9,943	N/A	US$	9,943
	Nordea Bank Abp	-	〃	-	US$	9,919	N/A	US$	9,919
	The Charles Schwab Corporation	-	〃	-	US$	9,568	N/A	US$	9,568
	Realty Income Corporation	-	〃	-	US$	9,273	N/A	US$	9,273
	Merck & Co., Inc.	-	〃	-	US$	9,263	N/A	US$	9,263
	LSEG US Fin Corp.	-	〃	-	US$	9,223	N/A	US$	9,223
	Public Service Enterprise Group Incorporated	-	〃	-	US$	9,219	N/A	US$	9,219
	Florida Power & Light Company	-	〃	-	US$	9,173	N/A	US$	9,173
	American Honda Finance Corporation	-	〃	-	US$	9,134	N/A	US$	9,134
	Amgen Inc.	-	〃	-	US$	9,108	N/A	US$	9,108
	Equinor ASA	-	〃	-	US$	8,801	N/A	US$	8,801
	Haleon US Capital LLC	-	〃	-	US$	8,659	N/A	US$	8,659
	Pioneer Natural Resources Company	-	〃	-	US$	8,579	N/A	US$	8,579
	Morgan Stanley Bank, N.A.	-	〃	-	US$	8,577	N/A	US$	8,577
	Pfizer Investment Enterprises Pte. Ltd.	-	〃	-	US$	8,566	N/A	US$	8,566
	Goldman Sachs Bank USA	-	〃	-	US$	8,347	N/A	US$	8,347

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Aon North America, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	8,285	N/A	US$	8,285
	Verizon Communications Inc.	-	〃	-	US$	8,272	N/A	US$	8,272
	Citibank, N.A.	-	〃	-	US$	8,233	N/A	US$	8,233
	Lowe's Companies, Inc.	-	〃	-	US$	8,227	N/A	US$	8,227
	Tampa Electric Company	-	〃	-	US$	8,222	N/A	US$	8,222
	META PLATFORMS INC	-	〃	-	US$	8,144	N/A	US$	8,144
	Kimco Realty Corporation	-	〃	-	US$	8,132	N/A	US$	8,132
	KfW	-	〃	-	US$	8,126	N/A	US$	8,126
	Société Générale Société anonyme	-	〃	-	US$	8,038	N/A	US$	8,038
	Constellation Energy Generation, LLC	-	〃	-	US$	8,025	N/A	US$	8,025
	Santander UK Group Holdings plc	-	〃	-	US$	7,960	N/A	US$	7,960
	Intuit Inc.	-	〃	-	US$	7,776	N/A	US$	7,776
	Roche Holdings, Inc.	-	〃	-	US$	7,755	N/A	US$	7,755
	AstraZeneca Finance LLC	-	〃	-	US$	7,519	N/A	US$	7,519
	Johnson & Johnson	-	〃	-	US$	7,349	N/A	US$	7,349
	Bank of Ireland Group plc	-	〃	-	US$	7,272	N/A	US$	7,272
	Pacific Gas and Electric Company	-	〃	-	US$	7,261	N/A	US$	7,261
	Chevron Corporation	-	〃	-	US$	7,215	N/A	US$	7,215
	McKesson Corporation	-	〃	-	US$	7,201	N/A	US$	7,201
	Keurig Dr Pepper Inc.	-	〃	-	US$	7,101	N/A	US$	7,101
	Intercontinental Exchange, Inc.	-	〃	-	US$	7,052	N/A	US$	7,052
	Cox Communications, Inc.	-	〃	-	US$	7,047	N/A	US$	7,047
	AstraZeneca PLC	-	〃	-	US$	7,039	N/A	US$	7,039
	Consumers Energy Company	-	〃	-	US$	7,020	N/A	US$	7,020
	Exelon Corporation	-	〃	-	US$	7,005	N/A	US$	7,005
	Novartis Capital Corporation	-	〃	-	US$	6,907	N/A	US$	6,907
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	6,863	N/A	US$	6,863
	The Cigna Group	-	〃	-	US$	6,775	N/A	US$	6,775
	The East Ohio Gas Company	-	〃	-	US$	6,711	N/A	US$	6,711
	WEC Energy Group, Inc.	-	〃	-	US$	6,699	N/A	US$	6,699
	Fidelity National Information Services, Inc.	-	〃	-	US$	6,666	N/A	US$	6,666
	Pacific Life Global Funding II	-	〃	-	US$	6,648	N/A	US$	6,648
	Met Tower Global Funding	-	〃	-	US$	6,643	N/A	US$	6,643
	Swedbank AB (publ)	-	〃	-	US$	6,584	N/A	US$	6,584
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	6,531	N/A	US$	6,531
	Take-Two Interactive Software, Inc.	-	〃	-	US$	6,363	N/A	US$	6,363
	Eaton Corporation	-	〃	-	US$	6,306	N/A	US$	6,306
	Empower Finance 2020, LP	-	〃	-	US$	6,245	N/A	US$	6,245
	Schlumberger Holdings Corporation	-	〃	-	US$	6,064	N/A	US$	6,064
	NBN Co Limited	-	〃	-	US$	5,933	N/A	US$	5,933
	HEICO Corporation	-	〃	-	US$	5,912	N/A	US$	5,912
	National Bank of Canada	-	〃	-	US$	5,910	N/A	US$	5,910
	Thermo Fisher Scientific Inc.	-	〃	-	US$	5,905	N/A	US$	5,905
	NiSource Inc.	-	〃	-	US$	5,829	N/A	US$	5,829
	Scentre Group Trust 1	-	〃	-	US$	5,820	N/A	US$	5,820
	The Williams Companies, Inc.	-	〃	-	US$	5,753	N/A	US$	5,753
	Ingersoll Rand Inc.	-	〃	-	US$	5,741	N/A	US$	5,741
	Marriott International, Inc.	-	〃	-	US$	5,687	N/A	US$	5,687
	ASB Bank Limited	-	〃	-	US$	5,686	N/A	US$	5,686
	Workday, Inc.	-	〃	-	US$	5,686	N/A	US$	5,686

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Ameriprise Financial, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	5,680	N/A	US$	5,680
	Medtronic Global Holdings S.C.A.	-	〃	-	US$	5,660	N/A	US$	5,660
	RTX Corporation	-	〃	-	US$	5,638	N/A	US$	5,638
	Magna International Inc.	-	〃	-	US$	5,548	N/A	US$	5,548
	Starbucks Corporation	-	〃	-	US$	5,521	N/A	US$	5,521
	BorgWarner Inc.	-	〃	-	US$	5,458	N/A	US$	5,458
	Stryker Corporation	-	〃	-	US$	5,453	N/A	US$	5,453
	MPLX LP	-	〃	-	US$	5,406	N/A	US$	5,406
	Intel Corporation	-	〃	-	US$	5,293	N/A	US$	5,293
	Newmont Corporation	-	〃	-	US$	5,268	N/A	US$	5,268
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	5,268	N/A	US$	5,268
	Inter-American Development Bank	-	〃	-	US$	5,215	N/A	US$	5,215
	Virginia Electric and Power Company	-	〃	-	US$	5,181	N/A	US$	5,181
	NATIONAL SECURITIES CLEARING CORP	-	〃	-	US$	5,175	N/A	US$	5,175
	Southwest Airlines Co.	-	〃	-	US$	5,096	N/A	US$	5,096
	Smith & Nephew plc	-	〃	-	US$	5,093	N/A	US$	5,093
	CGI Inc.	-	〃	-	US$	5,062	N/A	US$	5,062
	Spire Inc.	-	〃	-	US$	5,060	N/A	US$	5,060
	Bank of New Zealand	-	〃	-	US$	5,037	N/A	US$	5,037
	AbbVie Inc.	-	〃	-	US$	5,028	N/A	US$	5,028
	Mizuho Markets Cayman LP	-	〃	-	US$	4,999	N/A	US$	4,999
	ONE Gas, Inc.	-	〃	-	US$	4,969	N/A	US$	4,969
	Ameren Corporation	-	〃	-	US$	4,951	N/A	US$	4,951
	Alabama Power Company	-	〃	-	US$	4,949	N/A	US$	4,949
	Brookfield Finance Inc.	-	〃	-	US$	4,944	N/A	US$	4,944
	Deutsche Telekom International Finance B.V.	-	〃	-	US$	4,874	N/A	US$	4,874
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	4,865	N/A	US$	4,865
	HP Inc.	-	〃	-	US$	4,771	N/A	US$	4,771
	National Australia Bank Limited, New York Branch	-	〃	-	US$	4,762	N/A	US$	4,762
	Fifth Third Bancorp	-	〃	-	US$	4,699	N/A	US$	4,699
	Georgia Power Company	-	〃	-	US$	4,694	N/A	US$	4,694
	F&G Global Funding	-	〃	-	US$	4,606	N/A	US$	4,606
	GA Global Funding Trust	-	〃	-	US$	4,598	N/A	US$	4,598
	ITC Holdings Corp.	-	〃	-	US$	4,466	N/A	US$	4,466
	State Street Corporation	-	〃	-	US$	4,412	N/A	US$	4,412
	AutoZone, Inc.	-	〃	-	US$	4,386	N/A	US$	4,386
	Brighthouse Financial Global Funding	-	〃	-	US$	4,271	N/A	US$	4,271
	Labcorp Holdings Inc.	-	〃	-	US$	4,254	N/A	US$	4,254
	Lincoln National Corporation	-	〃	-	US$	4,132	N/A	US$	4,132
	AvalonBay Communities, Inc.	-	〃	-	US$	4,129	N/A	US$	4,129
	Piedmont Natural Gas Company, Inc.	-	〃	-	US$	4,073	N/A	US$	4,073
	Korea Electric Power Corporation	-	〃	-	US$	4,065	N/A	US$	4,065
	Public Storage	-	〃	-	US$	4,065	N/A	US$	4,065
	Mid-Atlantic Interstate Transmission, LLC	-	〃	-	US$	4,062	N/A	US$	4,062
	Schlumberger Investment SA	-	〃	-	US$	4,060	N/A	US$	4,060
	L3Harris Technologies, Inc.	-	〃	-	US$	3,985	N/A	US$	3,985
	Duke Energy Carolinas, LLC	-	〃	-	US$	3,970	N/A	US$	3,970
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	3,962	N/A	US$	3,962
	Alliant Energy Finance, LLC	-	〃	-	US$	3,939	N/A	US$	3,939
	CNH Industrial Capital LLC	-	〃	-	US$	3,929	N/A	US$	3,929
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,928	N/A	US$	3,928

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	GAIF Bond Issuer Pty Limited	-	Financial assets at fair value through other comprehensive income	-	US$	3,918	N/A	US$	3,918
	Eli Lilly and Company	-	〃	-	US$	3,876	N/A	US$	3,876
	Fortinet, Inc.	-	〃	-	US$	3,818	N/A	US$	3,818
	Alimentation Couche-Tard Inc.	-	〃	-	US$	3,780	N/A	US$	3,780
	Appalachian Power Company	-	〃	-	US$	3,715	N/A	US$	3,715
	Walmart Inc.	-	〃	-	US$	3,715	N/A	US$	3,715
	Texas Instruments Incorporated	-	〃	-	US$	3,690	N/A	US$	3,690
	Norsk Hydro ASA	-	〃	-	US$	3,653	N/A	US$	3,653
	Parker-Hannifin Corporation	-	〃	-	US$	3,617	N/A	US$	3,617
	Nutrien Ltd.	-	〃	-	US$	3,616	N/A	US$	3,616
	Advocate Health & Hospitals Corporation	-	〃	-	US$	3,601	N/A	US$	3,601
	CenterPoint Energy Resources Corp.	-	〃	-	US$	3,572	N/A	US$	3,572
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	3,549	N/A	US$	3,549
	Meta Platforms, Inc.	-	〃	-	US$	3,480	N/A	US$	3,480
	Cisco Systems, Inc.	-	〃	-	US$	3,457	N/A	US$	3,457
	Comcast Corporation	-	〃	-	US$	3,455	N/A	US$	3,455
	Sempra	-	〃	-	US$	3,452	N/A	US$	3,452
	Chubb INA Holdings LLC	-	〃	-	US$	3,438	N/A	US$	3,438
	Pfizer Inc.	-	〃	-	US$	3,391	N/A	US$	3,391
	DuPont de Nemours, Inc.	-	〃	-	US$	3,278	N/A	US$	3,278
	Wisconsin Electric Power Company	-	〃	-	US$	3,276	N/A	US$	3,276
	Republic Services, Inc.	-	〃	-	US$	3,255	N/A	US$	3,255
	Lundin Energy Finance BV	-	〃	-	US$	3,236	N/A	US$	3,236
	Corebridge Financial, Inc.	-	〃	-	US$	3,202	N/A	US$	3,202
	Fiserv, Inc.	-	〃	-	US$	3,169	N/A	US$	3,169
	Tyco Electronics Group S.A.	-	〃	-	US$	3,167	N/A	US$	3,167
	Atmos Energy Corporation	-	〃	-	US$	3,161	N/A	US$	3,161
	UBS AG, London Branch	-	〃	-	US$	3,148	N/A	US$	3,148
	Nestlé Holdings, Inc.	-	〃	-	US$	3,142	N/A	US$	3,142
	Anheuser-Busch Companies, LLC	-	〃	-	US$	3,137	N/A	US$	3,137
	Duke Energy Corporation	-	〃	-	US$	3,111	N/A	US$	3,111
	Mutual Of Omaha Companies Global Funding	-	〃	-	US$	3,071	N/A	US$	3,071
	The PNC Financial Services Group, Inc.	-	〃	-	US$	3,062	N/A	US$	3,062
	Caterpillar Financial Services Corporation	-	〃	-	US$	3,047	N/A	US$	3,047
	ORIX Corporation	-	〃	-	US$	3,025	N/A	US$	3,025
	Prologis, L.P.	-	〃	-	US$	3,024	N/A	US$	3,024
	Archer-Daniels-Midland Company	-	〃	-	US$	3,012	N/A	US$	3,012
	Southern California Gas Company	-	〃	-	US$	3,008	N/A	US$	3,008
	Citizens Bank, National Association	-	〃	-	US$	3,003	N/A	US$	3,003
	Xcel Energy Inc.	-	〃	-	US$	2,946	N/A	US$	2,946
	Fortive Corporation	-	〃	-	US$	2,943	N/A	US$	2,943
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	2,909	N/A	US$	2,909
	Rochester Gas and Electric Corporation	-	〃	-	US$	2,906	N/A	US$	2,906
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	2,885	N/A	US$	2,885
	Lockheed Martin Corporation	-	〃	-	US$	2,876	N/A	US$	2,876
	CSL Finance plc	-	〃	-	US$	2,867	N/A	US$	2,867
	7-Eleven, Inc.	-	〃	-	US$	2,833	N/A	US$	2,833
	Simon Property Group, L.P.	-	〃	-	US$	2,784	N/A	US$	2,784
	Invitation Homes Operating Partnership LP	-	〃	-	US$	2,783	N/A	US$	2,783
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,769	N/A	US$	2,769
	Ventas Realty, Limited Partnership	-	〃	-	US$	2,728	N/A	US$	2,728

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Weyerhaeuser Company	-	Financial assets at fair value through other comprehensive income	-	US$	2,720	N/A	US$	2,720
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,703	N/A	US$	2,703
	Bayer US Finance LLC	-	〃	-	US$	2,695	N/A	US$	2,695
	Masco Corporation	-	〃	-	US$	2,686	N/A	US$	2,686
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,678	N/A	US$	2,678
	The Estée Lauder Companies Inc.	-	〃	-	US$	2,651	N/A	US$	2,651
	Pennsylvania Electric Company	-	〃	-	US$	2,647	N/A	US$	2,647
	The Southern Company	-	〃	-	US$	2,640	N/A	US$	2,640
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,634	N/A	US$	2,634
	Transcontinental Gas Pipe Line Company, LLC	-	〃	-	US$	2,631	N/A	US$	2,631
	Avangrid, Inc.	-	〃	-	US$	2,624	N/A	US$	2,624
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,617	N/A	US$	2,617
	KBC Group NV	-	〃	-	US$	2,612	N/A	US$	2,612
	Kraton Corporation	-	〃	-	US$	2,556	N/A	US$	2,556
	Otis Worldwide Corporation	-	〃	-	US$	2,541	N/A	US$	2,541
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	2,536	N/A	US$	2,536
	American Electric Power Company, Inc.	-	〃	-	US$	2,524	N/A	US$	2,524
	Nuveen Finance, LLC	-	〃	-	US$	2,497	N/A	US$	2,497
	Entergy Texas, Inc.	-	〃	-	US$	2,486	N/A	US$	2,486
	W. P. Carey Inc.	-	〃	-	US$	2,443	N/A	US$	2,443
	CRH America, Inc.	-	〃	-	US$	2,435	N/A	US$	2,435
	Westpac Banking Corporation	-	〃	-	US$	2,419	N/A	US$	2,419
	NBN CO LTD	-	〃	-	US$	2,407	N/A	US$	2,407
	DNB Bank ASA	-	〃	-	US$	2,379	N/A	US$	2,379
	Yara International ASA	-	〃	-	US$	2,369	N/A	US$	2,369
	CVS Health Corporation	-	〃	-	US$	2,368	N/A	US$	2,368
	Boston Gas Company	-	〃	-	US$	2,353	N/A	US$	2,353
	Cardinal Health, Inc.	-	〃	-	US$	2,316	N/A	US$	2,316
	GE HealthCare Technologies Inc.	-	〃	-	US$	2,294	N/A	US$	2,294
	Pricoa Global Funding I	-	〃	-	US$	2,267	N/A	US$	2,267
	Bimbo Bakeries USA, Inc.	-	〃	-	US$	2,247	N/A	US$	2,247
	Enel Finance America, LLC	-	〃	-	US$	2,233	N/A	US$	2,233
	Dominion Energy, Inc.	-	〃	-	US$	2,184	N/A	US$	2,184
	Humana Inc.	-	〃	-	US$	2,134	N/A	US$	2,134
	Phillips 66	-	〃	-	US$	2,120	N/A	US$	2,120
	Welltower Inc.	-	〃	-	US$	2,097	N/A	US$	2,097
	CMS Energy Corporation	-	〃	-	US$	2,090	N/A	US$	2,090
	Air Lease Corporation	-	〃	-	US$	2,054	N/A	US$	2,054
	Public Service Electric and Gas Company	-	〃	-	US$	2,039	N/A	US$	2,039
	KODIT Global 2023-1 Co., Ltd.	-	〃	-	US$	2,018	N/A	US$	2,018
	Olympus Corporation	-	〃	-	US$	2,004	N/A	US$	2,004
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,992	N/A	US$	1,992
	Tucson Electric Power Company	-	〃	-	US$	1,982	N/A	US$	1,982
	FirstEnergy Transmission, LLC	-	〃	-	US$	1,973	N/A	US$	1,973
	Gulf Power Company	-	〃	-	US$	1,969	N/A	US$	1,969
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,924	N/A	US$	1,924
	Mitsubishi Corporation	-	〃	-	US$	1,894	N/A	US$	1,894
	NBK SPC Limited	-	〃	-	US$	1,885	N/A	US$	1,885
	Aptiv PLC	-	〃	-	US$	1,823	N/A	US$	1,823
	Eversource Energy	-	〃	-	US$	1,813	N/A	US$	1,813
	Engie SA	-	〃	-	US$	1,809	N/A	US$	1,809

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mondelez International, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	1,804	N/A	US$	1,804
	CenterPoint Energy Houston Electric, LLC	-	〃	-	US$	1,797	N/A	US$	1,797
	Kentucky Utilities Company	-	〃	-	US$	1,782	N/A	US$	1,782
	Element Fleet Management Corp.	-	〃	-	US$	1,778	N/A	US$	1,778
	KeySpan Corporation	-	〃	-	US$	1,742	N/A	US$	1,742
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,730	N/A	US$	1,730
	Georgia-Pacific LLC	-	〃	-	US$	1,713	N/A	US$	1,713
	Motorola Solutions, Inc.	-	〃	-	US$	1,707	N/A	US$	1,707
	Wells Fargo Bank, National Association	-	〃	-	US$	1,691	N/A	US$	1,691
	University of California	-	〃	-	US$	1,685	N/A	US$	1,685
	The Western Union Company	-	〃	-	US$	1,671	N/A	US$	1,671
	eBay Inc.	-	〃	-	US$	1,651	N/A	US$	1,651
	Emerson Electric Co.	-	〃	-	US$	1,641	N/A	US$	1,641
	International Business Machines Corporation	-	〃	-	US$	1,620	N/A	US$	1,620
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,613	N/A	US$	1,613
	Jefferies Financial Group Inc.	-	〃	-	US$	1,578	N/A	US$	1,578
	B.A.T Capital Corporation	-	〃	-	US$	1,573	N/A	US$	1,573
	Cadence Design Systems, Inc.	-	〃	-	US$	1,571	N/A	US$	1,571
	Genuine Parts Company	-	〃	-	US$	1,564	N/A	US$	1,564
	Kinder Morgan, Inc.	-	〃	-	US$	1,555	N/A	US$	1,555
	Zoetis Inc.	-	〃	-	US$	1,554	N/A	US$	1,554
	Essex Portfolio, L.P.	-	〃	-	US$	1,551	N/A	US$	1,551
	Wipro IT Services LLC	-	〃	-	US$	1,530	N/A	US$	1,530
	APA Infrastructure Limited	-	〃	-	US$	1,529	N/A	US$	1,529
	Phillips 66 Company	-	〃	-	US$	1,529	N/A	US$	1,529
	Entergy Mississippi, LLC	-	〃	-	US$	1,525	N/A	US$	1,525
	American International Group, Inc.	-	〃	-	US$	1,520	N/A	US$	1,520
	CenterPoint Energy, Inc.	-	〃	-	US$	1,486	N/A	US$	1,486
	NSTAR Electric Company	-	〃	-	US$	1,480	N/A	US$	1,480
	Duke Energy Florida, LLC	-	〃	-	US$	1,478	N/A	US$	1,478
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,471	N/A	US$	1,471
	Dollar General Corporation	-	〃	-	US$	1,455	N/A	US$	1,455
	Jersey Central Power & Light Company	-	〃	-	US$	1,445	N/A	US$	1,445
	IDEX Corporation	-	〃	-	US$	1,373	N/A	US$	1,373
	Aon Corporation	-	〃	-	US$	1,350	N/A	US$	1,350
	Northrop Grumman Corporation	-	〃	-	US$	1,339	N/A	US$	1,339
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,337	N/A	US$	1,337
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,309	N/A	US$	1,309
	Elevance Health, Inc.	-	〃	-	US$	1,300	N/A	US$	1,300
	Pernod Ricard International Finance LLC	-	〃	-	US$	1,289	N/A	US$	1,289
	Becton, Dickinson and Company	-	〃	-	US$	1,261	N/A	US$	1,261
	Union Pacific Corporation	-	〃	-	US$	1,257	N/A	US$	1,257
	Ecolab Inc.	-	〃	-	US$	1,229	N/A	US$	1,229
	Sysco Corporation	-	〃	-	US$	1,221	N/A	US$	1,221
	Solvay Finance (America), LLC	-	〃	-	US$	1,180	N/A	US$	1,180
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	1,157	N/A	US$	1,157
	OGE Energy Corp.	-	〃	-	US$	1,143	N/A	US$	1,143
	Ferguson Finance PLC	-	〃	-	US$	1,131	N/A	US$	1,131
	Niagara Mohawk Power Corporation	-	〃	-	US$	1,085	N/A	US$	1,085
	Nucor Corporation	-	〃	-	US$	1,085	N/A	US$	1,085
	AIB Group plc	-	〃	-	US$	1,083	N/A	US$	1,083

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	EDP Finance B.V.	-	Financial assets at fair value through other comprehensive income	-	US$	1,060	N/A	US$	1,060
	CBRE Services, Inc.	-	〃	-	US$	1,045	N/A	US$	1,045
	New York State Electric & Gas Corporation	-	〃	-	US$	1,045	N/A	US$	1,045
	PacifiCorp	-	〃	-	US$	1,035	N/A	US$	1,035
	MORGAN STANLEY BANK NA FXD-FRN	-	〃	-	US$	1,022	N/A	US$	1,022
	Sabine Pass Liquefaction, LLC	-	〃	-	US$	1,018	N/A	US$	1,018
	Bayer US Finance II LLC	-	〃	-	US$	990	N/A	US$	990
	American Water Capital Corp.	-	〃	-	US$	987	N/A	US$	987
	Canadian Pacific Railway Company	-	〃	-	US$	979	N/A	US$	979
	Juniper Networks, Inc.	-	〃	-	US$	959	N/A	US$	959
	LYB Finance Company B.V.	-	〃	-	US$	942	N/A	US$	942
	AEP Texas Inc.	-	〃	-	US$	940	N/A	US$	940
	Lennar Corporation	-	〃	-	US$	939	N/A	US$	939
	The Interpublic Group of Companies, Inc.	-	〃	-	US$	937	N/A	US$	937
	Assurant, Inc.	-	〃	-	US$	935	N/A	US$	935
	BAE Systems Finance Inc.	-	〃	-	US$	921	N/A	US$	921
	TC PipeLines, LP	-	〃	-	US$	913	N/A	US$	913
	County of Palm Beach, Florida	-	〃	-	US$	855	N/A	US$	855
	Metropolitan Edison Company	-	〃	-	US$	830	N/A	US$	830
	CubeSmart, L.P.	-	〃	-	US$	821	N/A	US$	821
	Cox Enterprises, Inc.	-	〃	-	US$	801	N/A	US$	801
	BP Capital Markets America, Inc.	-	〃	-	US$	780	N/A	US$	780
	Zimmer Biomet Holdings, Inc.	-	〃	-	US$	780	N/A	US$	780
	Southwest Gas Corporation	-	〃	-	US$	779	N/A	US$	779
	The Brooklyn Union Gas Company	-	〃	-	US$	777	N/A	US$	777
	Consolidated Edison Company of New York, Inc.	-	〃	-	US$	769	N/A	US$	769
	Veralto Corporation	-	〃	-	US$	767	N/A	US$	767
	Oklahoma Gas and Electric Company	-	〃	-	US$	766	N/A	US$	766
	Voya Financial, Inc.	-	〃	-	US$	766	N/A	US$	766
	PACCAR Financial Corp.	-	〃	-	US$	765	N/A	US$	765
	TELUS Corporation	-	〃	-	US$	763	N/A	US$	763
	Visa Inc.	-	〃	-	US$	761	N/A	US$	761
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	760	N/A	US$	760
	Mars, Incorporated	-	〃	-	US$	760	N/A	US$	760
	Sprint Spectrum Co Llc	-	〃	-	US$	730	N/A	US$	730
	Hyundai Capital Services, Inc.	-	〃	-	US$	718	N/A	US$	718
	The Allstate Corporation	-	〃	-	US$	695	N/A	US$	695
	Sodexo, Inc.	-	〃	-	US$	692	N/A	US$	692
	Automatic Data Processing, Inc.	-	〃	-	US$	670	N/A	US$	670
	Baxter International Inc.	-	〃	-	US$	664	N/A	US$	664
	Reliance Standard Life Global Funding II	-	〃	-	US$	657	N/A	US$	657
	Southern Power Company	-	〃	-	US$	637	N/A	US$	637
	The Sherwin-Williams Company	-	〃	-	US$	620	N/A	US$	620
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	610	N/A	US$	610
	Infor, Inc.	-	〃	-	US$	607	N/A	US$	607
	Burlington Resources Inc.	-	〃	-	US$	592	N/A	US$	592
	Columbia Pipelines Holding Company, LLC	-	〃	-	US$	573	N/A	US$	573
	Columbia Pipelines Operating Company LLC	-	〃	-	US$	553	N/A	US$	553
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	533	N/A	US$	533
	State of Hawaii	-	〃	-	US$	533	N/A	US$	533
	Arizona Public Service Company	-	〃	-	US$	531	N/A	US$	531

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	AIA Group Limited	-	Financial assets at fair value through other comprehensive income	-	US$	522	N/A	US$	522
	Mississippi Power Company	-	〃	-	US$	520	N/A	US$	520
	Waste Management, Inc.	-	〃	-	US$	518	N/A	US$	518
	Monongahela Power Company	-	〃	-	US$	516	N/A	US$	516
	Intesa Sanpaolo S.p.A.	-	〃	-	US$	512	N/A	US$	512
	Westpac New Zealand Limited	-	〃	-	US$	510	N/A	US$	510
	Commonwealth Bank of Australia	-	〃	-	US$	500	N/A	US$	500
	Enterprise Products Operating LLC	-	〃	-	US$	500	N/A	US$	500
	Diageo Capital plc	-	〃	-	US$	498	N/A	US$	498
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	495	N/A	US$	495
	McCormick & Company, Incorporated	-	〃	-	US$	491	N/A	US$	491
	Altria Group, Inc.	-	〃	-	US$	487	N/A	US$	487
	Verisk Analytics, Inc.	-	〃	-	US$	478	N/A	US$	478
	DENSO Corporation	-	〃	-	US$	472	N/A	US$	472
	Aker BP ASA	-	〃	-	US$	441	N/A	US$	441
	The Home Depot, Inc.	-	〃	-	US$	426	N/A	US$	426
	Aflac Incorporated	-	〃	-	US$	407	N/A	US$	407
	Coca-Cola Consolidated, Inc.	-	〃	-	US$	407	N/A	US$	407
	GlaxoSmithKline Capital Inc.	-	〃	-	US$	399	N/A	US$	399
	Nuveen, LLC	-	〃	-	US$	399	N/A	US$	399
	Gilead Sciences, Inc.	-	〃	-	US$	397	N/A	US$	397
	Sierra Pacific Power Company	-	〃	-	US$	390	N/A	US$	390
	University of Massachusetts Building Authority	-	〃	-	US$	390	N/A	US$	390
	The Norinchukin Bank	-	〃	-	US$	376	N/A	US$	376
	CSX Corporation	-	〃	-	US$	373	N/A	US$	373
	Honeywell International Inc.	-	〃	-	US$	366	N/A	US$	366
	Cargill, Incorporated	-	〃	-	US$	363	N/A	US$	363
	Equitable Holdings, Inc.	-	〃	-	US$	347	N/A	US$	347
	Mid-America Apartments, L.P.	-	〃	-	US$	321	N/A	US$	321
	National Grid plc	-	〃	-	US$	293	N/A	US$	293
	Nordson Corporation	-	〃	-	US$	288	N/A	US$	288
	QatarEnergy	-	〃	-	US$	284	N/A	US$	284
	Electricité de France S.A.	-	〃	-	US$	209	N/A	US$	209
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	92	N/A	US$	92
	Wells Fargo & Company	-	Financial assets at amortized cost	-	US$	1,100,584	N/A	US$	1,116,453
	Bank of America Corporation	-	〃	-	US$	854,118	N/A	US$	862,830
	Citigroup Inc.	-	〃	-	US$	553,527	N/A	US$	556,788
	JPMorgan Chase & Co.	-	〃	-	US$	484,448	N/A	US$	489,884
	Morgan Stanley	-	〃	-	US$	459,800	N/A	US$	466,657
	The Goldman Sachs Group, Inc.	-	〃	-	US$	360,560	N/A	US$	363,122
	Goldman Sachs Finance Corp International Ltd	-	〃	-	US$	209,799	N/A	US$	211,020
	BNP Paribas SA	-	〃	-	US$	37,668	N/A	US$	37,702
	Morgan Stanley Bank, N.A.	-	〃	-	US$	27,004	N/A	US$	27,049
	Nationwide Building Society	-	〃	-	US$	10,559	N/A	US$	10,533
	Daimler Trucks Finance North America LLC	-	〃	-	US$	9,859	N/A	US$	9,862
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	9,798	N/A	US$	9,787
	Mizuho Financial Group, Inc.	-	〃	-	US$	9,587	N/A	US$	9,789
	UBS Group AG	-	〃	-	US$	9,227	N/A	US$	9,274
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,201	N/A	US$	9,225
	Nomura Holdings, Inc.	-	〃	-	US$	9,123	N/A	US$	9,118
	NongHyup Bank	-	〃	-	US$	9,070	N/A	US$	9,095

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Banque Fédérative du Crédit Mutuel	-	Financial assets at amortized cost	-	US$	8,463	N/A	US$	8,542
	Canadian Imperial Bank of Commerce	-	〃	-	US$	8,454	N/A	US$	8,471
	Ventas Realty, Limited Partnership	-	〃	-	US$	8,356	N/A	US$	8,356
	Banco Santander, S.A.	-	〃	-	US$	8,297	N/A	US$	8,333
	Enel Finance International N.V.	-	〃	-	US$	8,278	N/A	US$	8,281
	Protective Life Global Funding	-	〃	-	US$	8,051	N/A	US$	8,039
	BPCE SA	-	〃	-	US$	8,005	N/A	US$	7,999
	CRH America, Inc.	-	〃	-	US$	7,989	N/A	US$	7,963
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	7,803	N/A	US$	7,805
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	7,734	N/A	US$	7,766
	AIG Global Funding	-	〃	-	US$	7,698	N/A	US$	7,740
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	7,242	N/A	US$	7,284
	Southern California Edison Company	-	〃	-	US$	5,957	N/A	US$	5,978
	NatWest Markets Plc	-	〃	-	US$	5,565	N/A	US$	5,561
	F&G Global Funding	-	〃	-	US$	5,518	N/A	US$	5,530
	ING Groep N.V.	-	〃	-	US$	5,277	N/A	US$	5,357
	Athene Global Funding	-	〃	-	US$	5,208	N/A	US$	5,204
	Hyundai Capital Services, Inc.	-	〃	-	US$	5,105	N/A	US$	5,104
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	4,787	N/A	US$	4,823
	QNB Finance Ltd.	-	〃	-	US$	4,516	N/A	US$	4,534
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	4,186	N/A	US$	4,189
	Lloyds Banking Group plc	-	〃	-	US$	3,989	N/A	US$	3,991
	Deutsche Bank AG - New York Branch	-	〃	-	US$	3,987	N/A	US$	3,990
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	3,911	N/A	US$	3,909
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	3,826	N/A	US$	3,827
	Jackson National Life Global Funding	-	〃	-	US$	3,360	N/A	US$	3,353
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,298	N/A	US$	3,291
	Scottish Power Limited	-	〃	-	US$	3,183	N/A	US$	3,196
	Spectra Energy Partners, LP	-	〃	-	US$	2,866	N/A	US$	2,860
	Georgia-Pacific LLC	-	〃	-	US$	1,283	N/A	US$	1,293
	GA Global Funding Trust	-	〃	-	US$	1,189	N/A	US$	1,193
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,102	N/A	US$	1,103
	AIA Group Limited	-	〃	-	US$	594	N/A	US$	596

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	710,226	N/A	US$	710,226
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	399,950	N/A	US$	399,950
	Government National Mortgage Association	-	〃	-	US$	271,358	N/A	US$	271,358

	Government bond/Agency bonds
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	654,745	N/A	US$	654,745
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	5,003	N/A	US$	5,003
	United States Department of The Treasury	-	Financial assets at amortized cost	-	US$	133,566	N/A	US$	136,743

	Asset-backed securities
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	Financial assets at fair value through other comprehensive income	-	US$	10,273	N/A	US$	10,273
	Gm Financial Consumer Automobile Receivables Trust 2023-3	-	〃	-	US$	9,045	N/A	US$	9,045
	G23-182I	-	〃	-	US$	8,560	N/A	US$	8,560
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,966	N/A	US$	7,966
	Honda Auto Receivables 2024-1 Owner Trust	-	〃	-	US$	7,766	N/A	US$	7,766
	Toyota Auto Receivables 2022-B Owner Trust	-	〃	-	US$	7,705	N/A	US$	7,705

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Toyota Auto Loan Extended Note Trust 2023-1	-	Financial assets at fair value through other comprehensive income	-	US$	7,488	N/A	US$	7,488
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,232	N/A	US$	7,232
	Hyundai Auto Receivables Trust 2023-B	-	〃	-	US$	7,228	N/A	US$	7,228
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	7,110	N/A	US$	7,110
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	6,409	N/A	US$	6,409
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,145	N/A	US$	6,145
	Bank 2020-BNK26	-	〃	-	US$	6,137	N/A	US$	6,137
	Honda Auto Receivables 2023-2 Owner Trust	-	〃	-	US$	6,092	N/A	US$	6,092
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	6,012	N/A	US$	6,012
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,767	N/A	US$	5,767
	Bank 2017 - BNK7	-	〃	-	US$	5,702	N/A	US$	5,702
	Bank 2021-bnk33	-	〃	-	US$	5,606	N/A	US$	5,606
	Benchmark 2019-B12 Mortgage Trust	-	〃	-	US$	5,604	N/A	US$	5,604
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,572	N/A	US$	5,572
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,435	N/A	US$	5,435
	Nissan Auto Receivables 2024-A Owner Trust	-	〃	-	US$	5,381	N/A	US$	5,381
	Bank 2023-BNK46	-	〃	-	US$	5,290	N/A	US$	5,290
	MSWF Commercial Mortgage Trust 2023-1	-	〃	-	US$	5,278	N/A	US$	5,278
	Benchmark 2023-B39 Mortgage Trust	-	〃	-	US$	5,276	N/A	US$	5,276
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,176	N/A	US$	5,176
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	5,006	N/A	US$	5,006
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	4,944	N/A	US$	4,944
	CSAIL 2018-CX11	-	〃	-	US$	4,940	N/A	US$	4,940
	Morgan Stanley Capital I Trust 2016 - BNK2 Fund	-	〃	-	US$	4,854	N/A	US$	4,854
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,717	N/A	US$	4,717
	Bank 2017-BNK9	-	〃	-	US$	4,306	N/A	US$	4,306
	Benchmark 2023-V3 Mortgage Trust	-	〃	-	US$	4,177	N/A	US$	4,177
	Msbam 2016-C29	-	〃	-	US$	4,099	N/A	US$	4,099
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,051	N/A	US$	4,051
	Gm Financial Consumer Automobile Receivables Trust 2023-4	-	〃	-	US$	3,652	N/A	US$	3,652
	Bmw Vehicle Owner Trust 2023-A	-	〃	-	US$	3,648	N/A	US$	3,648
	Discover Card Execution Note Trust	-	〃	-	US$	3,549	N/A	US$	3,549
	GM Financial Consumer Automobile Receivables Trust 2023-2	-	〃	-	US$	3,409	N/A	US$	3,409
	American Express Credit Account Master Trust	-	〃	-	US$	3,388	N/A	US$	3,388
	Citigroup Commercial Mortgage Trust 2019-Gc43	-	〃	-	US$	3,319	N/A	US$	3,319
	Msbam 2016-C31	-	〃	-	US$	3,118	N/A	US$	3,118
	Honda Auto Receivables 2023-4 Owner Trust	-	〃	-	US$	3,074	N/A	US$	3,074
	Mercedes-Benz Auto Receivables Trust 2024-1	-	〃	-	US$	3,069	N/A	US$	3,069
	Bank 2019-Bnk22	-	〃	-	US$	2,964	N/A	US$	2,964
	Five 2023-V1 Mortgage Trust	-	〃	-	US$	2,906	N/A	US$	2,906
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	2,877	N/A	US$	2,877
	Bmo 2023-C5 Mortgage Trust	-	〃	-	US$	2,830	N/A	US$	2,830
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,761	N/A	US$	2,761
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	2,750	N/A	US$	2,750
	Bank5 2023-5YR1	-	〃	-	US$	2,723	N/A	US$	2,723
	Mercedes-Benz Auto Receivables Trust 2023-2	-	〃	-	US$	2,642	N/A	US$	2,642
	Hyundai Auto Receivables Trust 2021-C	-	〃	-	US$	2,562	N/A	US$	2,562
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	2,555	N/A	US$	2,555
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,551	N/A	US$	2,551
	Honda Auto Receivables 2023-1 Owner Trust	-	〃	-	US$	2,539	N/A	US$	2,539
	Toyota Auto Receivables 2023-C Owner Trust	-	〃	-	US$	2,534	N/A	US$	2,534

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Gm Financial Consumer Automobile Receivables Trust 2024-1	-	Financial assets at fair value through other comprehensive income	-	US$	2,503	N/A	US$	2,503
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,473	N/A	US$	2,473
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,423	N/A	US$	2,423
	Hyundai Auto Receivables Trust 2021-B	-	〃	-	US$	2,413	N/A	US$	2,413
	Citigroup Commercial Mortgage Trust 2016-C1	-	〃	-	US$	2,356	N/A	US$	2,356
	Toyota Auto Receivables 2024-A Owner Trust	-	〃	-	US$	2,350	N/A	US$	2,350
	Benchmark 2020-B18 Mortgage Trust	-	〃	-	US$	2,315	N/A	US$	2,315
	BANK5 2023-5YR4	-	〃	-	US$	2,314	N/A	US$	2,314
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	2,263	N/A	US$	2,263
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,227	N/A	US$	2,227
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,213	N/A	US$	2,213
	Bmark 2018-B5	-	〃	-	US$	2,178	N/A	US$	2,178
	Toyota Auto Receivables 2023 D Owner Trust	-	〃	-	US$	2,154	N/A	US$	2,154
	Ford Credit Auto Owner Trust 2023-C	-	〃	-	US$	2,147	N/A	US$	2,147
	Ford Credit Auto Owner Trust 2023-A	-	〃	-	US$	2,007	N/A	US$	2,007
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,979	N/A	US$	1,979
	Dolp Trust 2021-NYC	-	〃	-	US$	1,973	N/A	US$	1,973
	Ubs 2018-C13	-	〃	-	US$	1,942	N/A	US$	1,942
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	1,913	N/A	US$	1,913
	Bank 2017-Bnk6	-	〃	-	US$	1,906	N/A	US$	1,906
	Mercedes-Benz Auto Receivables Trust 2023-1	-	〃	-	US$	1,706	N/A	US$	1,706
	GM Financial Consumer Automobile Receivables Trust 2023-1	-	〃	-	US$	1,702	N/A	US$	1,702
	Hyundai Auto Receivables Trust 2022-A	-	〃	-	US$	1,562	N/A	US$	1,562
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,548	N/A	US$	1,548
	American Express Credit Account Master Trust , series 2023-1	-	〃	-	US$	1,520	N/A	US$	1,520
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,518	N/A	US$	1,518
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,513	N/A	US$	1,513
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,437	N/A	US$	1,437
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,272	N/A	US$	1,272
	Ford Credit Auto Owner Trust 2022-C	-	〃	-	US$	1,257	N/A	US$	1,257
	Gs Mortgage Securities Trust 2018-Gs10	-	〃	-	US$	1,257	N/A	US$	1,257
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,255	N/A	US$	1,255
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	1,222	N/A	US$	1,222
	BANK 2017-BNK5	-	〃	-	US$	1,158	N/A	US$	1,158
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	1,156	N/A	US$	1,156
	FORD CREDIT AUTO OWNER TRUST 2023-REV2	-	〃	-	US$	1,141	N/A	US$	1,141
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,090	N/A	US$	1,090
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,037	N/A	US$	1,037
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	984	N/A	US$	984
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	969	N/A	US$	969
	Wells Fargo Commercial Mortgage Trust 2016-LC24	-	〃	-	US$	966	N/A	US$	966
	Toyota Auto Receivables 2024-B Owner Trust	-	〃	-	US$	949	N/A	US$	949
	Hyundai Auto Receivables Trust 2022-B	-	〃	-	US$	939	N/A	US$	939
	Ford Credit Auto Owner Trust 2022-A	-	〃	-	US$	912	N/A	US$	912
	Benchmark 2021-B24 Mortgage Trust	-	〃	-	US$	883	N/A	US$	883
	Bank 2023-Bnk45	-	〃	-	US$	874	N/A	US$	874
	BBCMS Mortgage Trust 2018-C2	-	〃	-	US$	872	N/A	US$	872
	Nissan Auto Receivables 2023-A Owner Trust	-	〃	-	US$	834	N/A	US$	834
	COMM Mortgage Trust Series 2015-LC19	-	〃	-	US$	795	N/A	US$	795
	DBJPM 2016-C1 Mortgage Trust	-	〃	-	US$	775	N/A	US$	775
	JPMCC 2017-JP7	-	〃	-	US$	770	N/A	US$	770

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Honda Auto Receivables 2022-2 Owner Trust	-	Financial assets at fair value through other comprehensive income	-	US$	744	N/A	US$	744
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	698	N/A	US$	698
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	641	N/A	US$	641
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	599	N/A	US$	599
	JPMBB Commercial Mortgage Securities Trust 2016-C1	-	〃	-	US$	591	N/A	US$	591
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	527	N/A	US$	527
	JPMDB 2017-C7	-	〃	-	US$	457	N/A	US$	457
	Toyota Auto Receivables 2021-C Owner Trust	-	〃	-	US$	401	N/A	US$	401
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	363	N/A	US$	363
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	341	N/A	US$	341
	Gm Financial Consumer Automobile Receivables Trust 2022-3	-	〃	-	US$	268	N/A	US$	268
	Ford Credit Auto Owner Trust 2023-B	-	〃	-	US$	234	N/A	US$	234
	Ford Credit Auto Owner Trust 2022-B	-	〃	-	US$	204	N/A	US$	204
	Porsche Financial Auto Securitization Trust 2023-1	-	〃	-	US$	201	N/A	US$	201
	Nissan Auto Receivables 2022-B Owner Trust	-	〃	-	US$	195	N/A	US$	195
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	164	N/A	US$	164
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	157	N/A	US$	157
	JPMCC 2015 - JP1	-	〃	-	US$	112	N/A	US$	112
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	106	N/A	US$	106
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	16	N/A	US$	16
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	13	N/A	US$	13
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	8	N/A	US$	8
	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	71,501	4	US$	71,501

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	US$	2	20	US$	2
	5V Technologies, Inc.	-	〃	1	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	882	US$	2,354	3	US$	2,354

VTAF III	Non-publicly traded equity investments
	Mutual-Pak	-	Financial assets at fair value through other comprehensive income	1,701	US$	337	17	US$	337
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174
	LiquidLeds Lighting Corp.	-	〃	1,952	US$	35	14	US$	35

Emerging Fund	Simple Agreement for Future Equity
	Eliyan Corp.	-	Financial assets at fair value through Profit or Loss	-	US$	4,000	N/A	US$	4,000

	Convertible bonds
	Movandi Corporation	-	Financial assets at fair value through Profit or Loss	-	-		N/A	-

	Non-publicly traded equity investments
	Lyte AI, Inc.	-	Financial assets at fair value through other comprehensive income	1,325	US$	10,757	4	US$	10,757
	Encharge AI, Inc.	-	〃	445	US$	6,098	2	US$	6,098
	Avicenatech Corp.	-	〃	730	US$	5,894	2	US$	5,894

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

Emerging Fund	Ayar Labs, Inc.	-	Financial assets at fair value through other comprehensive income	345	US$	5,470	1	US$	5,470
	Cerebras Systems, Inc.	-	〃	341	US$	5,000	-	US$	5,000
	Empower Semiconductor, Inc.	-	〃	868	US$	5,000	3	US$	5,000
	Ethernovia Inc.	-	〃	1,021	US$	5,000	3	US$	5,000
	RiVos, Inc.	-	〃	2,568	US$	5,000	1	US$	5,000
	EdgeQ, Inc.	-	〃	1,176	US$	4,771	2	US$	4,771
	SiMa Technologies, Inc.	-	〃	564	US$	4,000	1	US$	4,000
	Xsight Labs Ltd.	-	〃	500	US$	4,000	1	US$	4,000
	NeuReality Ltd.	-	〃	122	US$	3,991	2	US$	3,991
	xMEMS Labs, Inc.	-	〃	3,000	US$	3,240	2	US$	3,240
	Atlas Magnetics, Co.	-	〃	1,500	US$	3,000	3	US$	3,000
	Ambiq Micro, Inc.	-	〃	3,318	US$	3,000	1	US$	3,000
	Kinara, Inc.	-	〃	2,138	US$	2,980	2	US$	2,980
	Reed Semiconductor Corp.	-	〃	500	US$	2,000	1	US$	2,000

	Publicly traded stocks
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	644	US$	33,728	-	US$	33,728
	Raspberry Pi Holdings Plc	-	〃	1,364	US$	7,058	1	US$	7,058

TSMC Development	Convertible preferred stocks
	IMS Nanofabrication Global, LLC	-	Financial assets at fair value through Profit or Loss	-	US$	432,795	10	US$	432,795

Growth Fund	Non-publicly traded equity investments
	CNEX Labs, Inc.	-	Financial assets at fair value through other comprehensive income	33	-		-	-

	Publicly traded stocks
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	262	US$	13,731	-	US$	13,731
	Marvell Technology Group Ltd.	-	〃	11	US$	801	-	US$	801

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note )
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	TSMC Global	Investments accounted for using equity method	-	-	11		$441,225,883	8		$261,677,200	-		$-		$-	$-		19		$737,933,677
	TSMC Arizona	〃	-	-	10,500	298,604,975		5,000	160,056,800		-	-		-		-		15,500	456,201,309
	JASM	〃	-	-	2,269	47,087,140		742	15,754,106		-	-		-		-		3,011	61,654,610
	ESMC	〃	-	-	100	4,768,013		648	2,002,168		30	1,021		(4,263)		5,284		718	6,694,782
	Emerging Fund	〃	-	-	-	1,901,742		-	1,089,770		-	-		-		-		-	4,107,090

	Commercial paper
	China Steel Corporation	Financial assets at amortized cost	-	-	200	1,985,094		920	9,136,858		350	3,500,000		3,500,000		-		770	7,678,160
	Cathay Financial Holding Co., Ltd.	〃	-	-	697	6,924,665		432	4,300,978		697	6,970,000		6,970,000		-		432	4,308,592
	Formosa Chemicals & Fibre Corporation	〃	-	-	100	994,540		490	4,874,121		340	3,400,000		3,400,000		-		250	2,492,368
	Taiwan Power Company	〃	-	-	50	498,916		245	2,427,071		50	500,000		500,000		-		245	2,446,341
	CPC Corporation, Taiwan	〃	-	-	100	995,553		370	3,677,952		250	2,500,000		2,500,000		-		220	2,196,535
	Formosa Plastics Corporation	〃	-	-	100	996,260		300	2,981,418		200	2,000,000		2,000,000		-		200	1,993,861
	Nan Ya Plastics Corporation	〃	-	-	600	5,976,677		485	4,821,161		900	9,000,000		9,000,000		-		185	1,844,923

TSMC Partners	Fund
	Carbon Nature SCSp	Financial assets at fair value through Profit or Loss	-	-	-	US$	-	-	US$	12,011	-	US$	-	US$	-	US$	-	-	US$	9,487

	Publicly traded stocks
	ARM Holdings plc	Financial assets at fair value through other comprehensive income	-	-	1,961	US$	147,353	-	US$	-	850	US$	101,535	US$	43,350	US$	58,185	1,111	US$	158,853

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	86,588	-	US$	42,071	-	US$	29,128	US$	29,347	US$	(219)	-	US$	102,697
	Morgan Stanley	〃	-	-	-	US$	76,777	-	US$	34,651	-	US$	24,641	US$	24,610	US$	31	-	US$	89,991
	Wells Fargo & Company	〃	-	-	-	US$	58,351	-	US$	35,405	-	US$	12,771	US$	12,898	US$	(127)	-	US$	83,317
	JPMorgan Chase & Co.	〃	-	-	-	US$	62,267	-	US$	33,675	-	US$	15,566	US$	15,703	US$	(137)	-	US$	82,887
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	58,554	-	US$	30,408	-	US$	16,404	US$	16,469	US$	(65)	-	US$	75,146
	Citigroup Inc.	〃	-	-	-	US$	50,436	-	US$	23,833	-	US$	16,901	US$	16,978	US$	(77)	-	US$	59,091
	HSBC Holdings plc	〃	-	-	-	US$	30,124	-	US$	17,339	-	US$	9,371	US$	9,596	US$	(225)	-	US$	39,159
	BNP Paribas SA	〃	-	-	-	US$	20,345	-	US$	26,435	-	US$	9,376	US$	9,416	US$	(40)	-	US$	38,615
	Principal Life Global Funding II	〃	-	-	-	US$	17,932	-	US$	22,252	-	US$	3,893	US$	3,994	US$	(101)	-	US$	37,419

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note )
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Sumitomo Mitsui Trust Bank, Limited	Financial assets at fair value through other comprehensive income	-	-	-	US$	17,286	-	US$	23,089	-	US$	4,594	US$	4,650	US$	(56)	-	US$	36,782
	NatWest Group plc	〃	-	-	-	US$	6,360	-	US$	29,473	-	US$	-	US$	-	US$	-	-	US$	36,613
	Banco Santander, S.A.	〃	-	-	-	US$	29,015	-	US$	14,561	-	US$	8,240	US$	8,308	US$	(68)	-	US$	36,174
	Nationwide Building Society	〃	-	-	-	US$	17,760	-	US$	18,150	-	US$	981	US$	1,017	US$	(36)	-	US$	35,691
	Credit Agricole SA London Branch	〃	-	-	-	US$	20,395	-	US$	16,321	-	US$	2,389	US$	2,440	US$	(51)	-	US$	35,136
	BPCE SA	〃	-	-	-	US$	23,875	-	US$	12,832	-	US$	3,272	US$	3,244	US$	28	-	US$	34,215
	Barclays PLC	〃	-	-	-	US$	35,277	-	US$	9,994	-	US$	12,078	US$	12,036	US$	42	-	US$	33,769
	Lloyds Banking Group plc	〃	-	-	-	US$	24,131	-	US$	15,025	-	US$	9,529	US$	9,483	US$	46	-	US$	30,488
	Hyundai Capital America	〃	-	-	-	US$	13,567	-	US$	15,803	-	US$	-	US$	-	US$	-	-	US$	30,065
	Sumitomo Mitsui Financial Group, Inc.	〃	-	-	-	US$	45,172	-	US$	2,412	-	US$	18,587	US$	18,736	US$	(149)	-	US$	29,686
	American Express Company	〃	-	-	-	US$	13,685	-	US$	17,156	-	US$	3,505	US$	3,530	US$	(25)	-	US$	27,950
	Volkswagen Group of America Finance, LLC	〃	-	-	-	US$	16,251	-	US$	15,690	-	US$	6,637	US$	6,623	US$	14	-	US$	25,924
	Athene Global Funding	〃	-	-	-	US$	20,297	-	US$	10,811	-	US$	6,476	US$	6,544	US$	(68)	-	US$	25,494
	Toyota Motor Credit Corporation	〃	-	-	-	US$	4,261	-	US$	24,742	-	US$	4,915	US$	5,000	US$	(85)	-	US$	24,607
	Deutsche Bank AG - New York Branch	〃	-	-	-	US$	10,454	-	US$	21,424	-	US$	8,470	US$	8,500	US$	(30)	-	US$	24,278
	Penske Truck Leasing Co., L.P.	〃	-	-	-	US$	13,095	-	US$	10,628	-	US$	381	US$	399	US$	(18)	-	US$	23,943
	The Bank of Nova Scotia	〃	-	-	-	US$	16,474	-	US$	10,965	-	US$	4,900	US$	5,038	US$	(138)	-	US$	22,925
	Banque Fédérative du Crédit Mutuel	〃	-	-	-	US$	14,439	-	US$	11,057	-	US$	3,620	US$	3,592	US$	28	-	US$	22,198
	Glencore Funding LLC	〃	-	-	-	US$	1,556	-	US$	19,310	-	US$	-	US$	-	US$	-	-	US$	21,501
	Bank of Montreal	〃	-	-	-	US$	11,032	-	US$	9,984	-	US$	-	US$	-	US$	-	-	US$	21,320
	General Motors Financial Company, Inc.	〃	-	-	-	US$	-	-	US$	20,425	-	US$	-	US$	-	US$	-	-	US$	20,925
	Bunge Limited Finance Corp.	〃	-	-	-	US$	-	-	US$	20,603	-	US$	-	US$	-	US$	-	-	US$	20,812
	RGA Global Funding	〃	-	-	-	US$	8,977	-	US$	10,770	-	US$	-	US$	-	US$	-	-	US$	20,555
	Macquarie Bank Limited	〃	-	-	-	US$	8,390	-	US$	10,818	-	US$	-	US$	-	US$	-	-	US$	19,610
	Daimler Trucks Finance North America LLC	〃	-	-	-	US$	7,013	-	US$	12,021	-	US$	-	US$	-	US$	-	-	US$	19,479
	Danske Bank A/S	〃	-	-	-	US$	16,698	-	US$	11,180	-	US$	9,748	US$	9,721	US$	27	-	US$	18,583
	Mitsubishi UFJ Financial Group, Inc.	〃	-	-	-	US$	36,903	-	US$	3,400	-	US$	22,941	US$	23,219	US$	(278)	-	US$	18,193
	Royal Bank of Canada	〃	-	-	-	US$	25,469	-	US$	3,930	-	US$	11,804	US$	11,843	US$	(39)	-	US$	18,101
	Oracle Corporation	〃	-	-	-	US$	23,751	-	US$	4,995	-	US$	13,078	US$	13,662	US$	(584)	-	US$	16,068
	U.S. Bancorp.	〃	-	-	-	US$	16,962	-	US$	12,369	-	US$	14,047	US$	14,129	US$	(82)	-	US$	15,863
	Roper Technologies, Inc.	〃	-	-	-	US$	9,177	-	US$	9,457	-	US$	3,431	US$	3,500	US$	(69)	-	US$	15,619
	Jackson National Life Global Funding	〃	-	-	-	US$	3,563	-	US$	12,386	-	US$	995	US$	1,025	US$	(30)	-	US$	15,419
	The Kroger Co.	〃	-	-	-	US$	-	-	US$	14,886	-	US$	-	US$	-	US$	-	-	US$	15,035
	BMW US Capital, LLC	〃	-	-	-	US$	-	-	US$	14,699	-	US$	-	US$	-	US$	-	-	US$	14,866
	Quest Diagnostics Incorporated	〃	-	-	-	US$	-	-	US$	14,408	-	US$	-	US$	-	US$	-	-	US$	14,634
	Santander Holdings USA, Inc.	〃	-	-	-	US$	-	-	US$	13,962	-	US$	-	US$	-	US$	-	-	US$	14,190
	SMBC Aviation Capital Finance DAC	〃	-	-	-	US$	1,747	-	US$	11,997	-	US$	-	US$	-	US$	-	-	US$	14,183
	Amphenol Corporation	〃	-	-	-	US$	-	-	US$	12,737	-	US$	-	US$	-	US$	-	-	US$	13,191
	BAE Systems plc	〃	-	-	-	US$	-	-	US$	12,292	-	US$	-	US$	-	US$	-	-	US$	12,801

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note )
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Mercedes-Benz Finance North America LLC	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	15,325	-	US$	3,574	US$	3,597	US$	(23)	-	US$	11,928
	Bristol-Myers Squibb Company	〃	-	-	-	US$	4,604	-	US$	21,106	-	US$	14,572	US$	14,275	US$	297	-	US$	11,926
	National Rural Utilities Cooperative Finance Corporation	〃	-	-	-	US$	1,445	-	US$	9,899	-	US$	-	US$	-	US$	-	-	US$	11,436
	Prologis Targeted U.S. Logistics Fund L.P.	〃	-	-	-	US$	-	-	US$	10,940	-	US$	-	US$	-	US$	-	-	US$	11,356
	MassMutual Global Funding II	〃	-	-	-	US$	506	-	US$	10,025	-	US$	-	US$	-	US$	-	-	US$	11,170
	DTE Energy Company	〃	-	-	-	US$	1,685	-	US$	10,580	-	US$	1,712	US$	1,735	US$	(23)	-	US$	10,968
	Hewlett Packard Enterprise Company	〃	-	-	-	US$	-	-	US$	9,989	-	US$	-	US$	-	US$	-	-	US$	10,003
	American Honda Finance Corporation	〃	-	-	-	US$	2,087	-	US$	15,878	-	US$	8,989	US$	8,918	US$	71	-	US$	9,134
	Keurig Dr Pepper Inc.	〃	-	-	-	US$	-	-	US$	11,790	-	US$	4,980	US$	4,987	US$	(7)	-	US$	7,101
	Marriott International, Inc.	〃	-	-	-	US$	271	-	US$	9,744	-	US$	4,582	US$	4,488	US$	94	-	US$	5,687
	AbbVie Inc.	〃	-	-	-	US$	26,895	-	US$	8,427	-	US$	30,655	US$	30,962	US$	(307)	-	US$	5,028
	Fiserv, Inc.	〃	-	-	-	US$	6,745	-	US$	6,887	-	US$	10,634	US$	10,662	US$	(28)	-	US$	3,169
	CVS Health Corporation	〃	-	-	-	US$	24,591	-	US$	-	-	US$	22,083	US$	21,803	US$	280	-	US$	2,368
	Wells Fargo & Company	Financial assets at amortized cost	-	-	-	US$	619,830	-	US$	485,315	-	US$	15,000	US$	15,000	US$	-	-	US$	1,100,584
	Bank of America Corporation	〃	-	-	-	US$	799,449	-	US$	270,251	-	US$	223,000	US$	222,991	US$	9	-	US$	854,118
	Citigroup Inc.	〃	-	-	-	US$	271,462	-	US$	487,398	-	US$	208,000	US$	207,997	US$	3	-	US$	553,527
	JPMorgan Chase & Co.	〃	-	-	-	US$	391,868	-	US$	205,845	-	US$	121,000	US$	120,999	US$	1	-	US$	484,448
	Morgan Stanley	〃	-	-	-	US$	566,880	-	US$	183,053	-	US$	297,000	US$	296,972	US$	28	-	US$	459,800
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	432,811	-	US$	93,192	-	US$	168,000	US$	168,000	US$	-	-	US$	360,560
	Goldman Sachs Finance Corp International Ltd	〃	-	-	-	US$	99,905	-	US$	210,000	-	US$	100,000	US$	100,000	US$	-	-	US$	209,799
	BNP Paribas SA	〃	-	-	-	US$	9,265	-	US$	32,354	-	US$	4,000	US$	4,000	US$	-	-	US$	37,668
	Morgan Stanley Bank, N.A.	〃	-	-	-	US$	-	-	US$	27,014	-	US$	-	US$	-	US$	-	-	US$	27,004
	Citigroup Global Markets Holdings Inc.	〃	-	-	-	US$	99,968	-	US$	-	-	US$	100,000	US$	100,000	US$	-	-	US$	-
	Citigroup Global Markets Inc.	〃	-	-	-	US$	149,951	-	US$	-	-	US$	150,000	US$	150,000	US$	-	-	US$	-

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	658,944	-	US$	137,177	-	US$	103,749	US$	104,160	US$	(411)	-	US$	710,226
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	350,328	-	US$	107,798	-	US$	68,771	US$	69,505	US$	(734)	-	US$	399,950
	Government National Mortgage Association	〃	-	-	-	US$	225,310	-	US$	92,222	-	US$	50,662	US$	50,983	US$	(321)	-	US$	271,358

	Government bond/Agency bonds
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	718,479	-	US$	103,857	-	US$	187,655	US$	190,151	US$	(2,496)	-	US$	654,745
	United States Department of The Treasury	Financial assets at amortized cost	-	-	-	US$	88,940	-	US$	44,399	-	US$	-	US$	-	US$	-	-	US$	133,566
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	135,000	-	US$	30,000	-	US$	165,000	US$	165,000	US$	-	-	US$	-
	Federal Home Loan Banks	〃	-	-	-	US$	225,000	-	US$	30,000	-	US$	255,000	US$	255,000	US$	-	-	US$	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note )
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Asset-backed securities
	G23-182I	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	10,151	-	US$	1,637	US$	1,638	US$	(1)	-	US$	8,560
	JPMBB Commercial Mortgage Securities Trust 2014-C24	〃	-	-	-	US$	9,818	-	US$	-	-	US$	10,000	US$	10,016	US$	(16)	-	US$	-

Note:    The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.
(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 06, 2024 (Note)	US$	2,155,000 (Note)	Based on the terms in the purchase order	96 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				CTCI Smart Engineering Corporation
Da-Cin Construction Co., Ltd.
Desiccant Technology Co., Ltd.
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Gang-Wei Construction Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kaohsiung City Government
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech Integrated Pte Ltd.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Transcene Corporation
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
YUNG CHING CONSTRUCTION CO., LTD.
Zhao-Cheng Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	June 05, 2024 (Note)	US$	11,014,000 (Note)	Based on the terms in the purchase order	182 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allied Supreme Corp.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Apollo Sheet Metal, Inc.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Brycon Corporation
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Corbins, LLC
CTCI Corporation
Currie and Brown Inc.
Da-Cin Construction Co., Ltd.
Desiccant Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				EnerMech Mechanical Services, Inc.
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
GCON, Inc.
Gold Stone Development Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
Jack B. Henderson Construction Company, Inc.
Jaie Haour Industry Corporation
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Job Brokers, Inc.
Johnson Controls, Inc.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetic Systems, Inc.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Lumax International Corp., Ltd.
Mandartech Interiors Inc.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Marketech Integrated Pte Ltd.
Mega Union Technology Incorporated
MornstAir Inc.
MSR-FSR, LLC
OBR Cooling Towers, Inc.
Okland Construction Company, Inc.
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Prime Controls LP
Propersys Corp
Rosendin Electric, Inc.
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Southland Industries
SSOE Inc.
Swift Engineering Co., Ltd.
T C Boiler Inc.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
Taiwan Valqua Engineering International, Ltd.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
TUN YI Industrial Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)		Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
								Owner	Relationships	Transfer Date	Amount

TSMC	Real estate					Unelectra International Corp.
United Integrated Services Co., Ltd.
Verde Clean, LLC
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation
Weltall Technology Corporation
Wholetech System Hitech Limited
World Wide Professional Solutions
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
YE SIANG Enterprise Co., Ltd.
Ying Pao Technology Inc.
Yung Ching Construction Co., Ltd.
Zhao-Cheng Corp.
TSMC	Real estate	August 13, 2024 (Note)	US$	8,320,000 (Note)	Based on the terms in the purchase order	91 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Chern Shuo System Technology Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Co., Ltd.
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Gang-Wei Construction Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
Jaie Haour Industry Corporation
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
JJP Architects and Planners
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lee Ming Construction Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
REIJU Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Southern Taiwan Science Park Bureau, National Science and Technology Council
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
TAIWAN POWER COMPANY
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Tianding construction industry Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation
Weltall Technology Corporation
Wholetech System Hitech Limited

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Yuan Yi Construction Co., Ltd.
Yuanshuo Archi & Construction COMPANY LIMITED
YUNG CHING CONSTRUCTION CO., LTD.
Zhao-Cheng Corp.

Note:    The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.
(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$1,402,325,384	70	Net 30 days from invoice date (Note)	-	-		$187,845,310	81
	TSMC Arizona	Subsidiary	Sales		989,652	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	JASM	Subsidiary	Sales		359,588	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	GUC	Associate	Sales		5,085,620	-	Net 30 days from invoice date	-	-		137,550	-
	VIS	Associate	Sales		158,688	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	TSMC Nanjing	Subsidiary	Purchases		55,871,369	39	Net 30 days from the end of the month of when invoice is issued	-	-		(4,467,518)	3
	TSMC China	Subsidiary	Purchases		20,018,244	14	Net 30 days from the end of the month of when invoice is issued	-	-		(2,326,167)	2
	TSMC Washington	Indirect subsidiary	Purchases		4,064,032	3	Net 30 days from the end of the month of when invoice is issued	-	-		(426,121)	-
	SSMC	Associate	Purchases		3,009,228	2	Net 30 days from the end of the month of when invoice is issued	-	-		(393,729)	-
	VIS	Associate	Purchases		536,630	-	Net 30 days from the end of the month of when invoice is issued	-	-		(60,376)	-

TSMC North America	GUC	Associate of TSMC	Sales	(US$	5,639,697 176,174)	-	Net 30 days from invoice date	-	-	(US$	121,891 3,853)	-

VisEra Tech	Xintec	Associate of TSMC	Sales		509,265	7	Net 60 days from the end of the month of when invoice is issued	-	-		143,938	12

Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$192,350,551	33	$-	-	$-	$-
	GUC	Associate	137,550		16	-	-	-	-

TSMC North America	TSMC	Parent company	(US$	122,093 3,859)	Note 2	-	-	-	-
	GUC	Associate of TSMC	(US$	121,891 3,853)	4	-	-	-	-

TSMC Japan 3DIC R&D Center	TSMC	Parent company	(JPY	123,731 556,843)	Note 2	-	-	-	-

TSMC China	TSMC	Parent company	2,326,167		32	-	-	-	-
			(RMB	515,730)
	TSMC Nanjing	The same parent company	36,181,603		Note 2	-	-	-	-
			(RMB	8,021,817)

TSMC Nanjing	TSMC	Parent company	4,467,518		23	-	-	-	-
			(RMB	990,485)

VisEra Tech	Xintec	Associate of TSMC	143,938		68	-	-	-	-

TSMC Arizona Corporation	TSMC	Parent company	(US$	56,949,180 1,800,025)	Note 2	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	712,398 22,517)	Note 2	-	-	-	-

TSMC Development	TSMC Washington	Subsidiary	(US$	551,402 17,428)	Note 2	-	-	-	-

TSMC Washington	TSMC	The ultimate parent of the Company	(US$	426,121 13,468)	22	-	-	-	-

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$1,402,325,384	-	69%
				Receivables from related parties	187,845,310	-	3%
				Other receivables from related parties	4,505,241	-	-
				Accrued expenses and other current liabilities	172,469,488	-	3%
				Other noncurrent liabilities	54,926,487	-	1%
		TSMC China	1	Purchases	20,018,244	-	1%
		TSMC Nanjing	1	Purchases	55,871,369	-	3%
				Payables to related parties	4,467,518	-	-
		TSMC Technology	1	Research and development expenses	3,641,919	-	-
		TSMC Washington	1	Purchases	4,064,032	-	-
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	36,181,603	-	1%

Note 1:    No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:    The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of September 30, 2024					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2024 (Foreign Currencies in Thousands)			December 31, 2023 (Foreign Currencies in Thousands)			Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$616,839,509			$355,162,309			19	100	$737,933,677			$26,305,867			$26,305,867	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	489,722,110			329,665,310			15,500	100	456,201,309			(9,318,835)			(9,318,835)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	31,456,130			31,456,130			988,268	100	74,200,714			906,661			906,661	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	68,384,148			52,630,042			3,011	73	61,654,610			(3,188,226)			(2,276,700)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	10,180,677			10,180,677			464,223	28	13,105,023			5,199,773			1,469,192	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter	4,224,082			4,224,082			213,619	67	11,834,032			1,181,725			796,315	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices	5,120,028			5,120,028			314	39	10,713,507			1,849,649			717,479	Associate
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and other semiconductor devices	333,718			333,718			11,000	100	7,230,009			778,203			778,203	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	6,815,453			4,814,293			718	70	6,694,782			(329,737)			(230,816)	Subsidiary
	Emerging Fund	Cayman Islands	Investing in technology start-up companies	2,756,355			1,666,585			-	99.9	4,107,090			(22,654)			(22,631)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317			1,988,317			111,282	41	4,028,681			1,212,382			497,189	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568			386,568			46,688	35	3,120,705			2,603,691			907,099	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities	1,144,356			1,144,356			49	100	1,395,714			148,105			148,105	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749			15,749			-	100	645,254			30,790			30,790	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies	1,242,679			1,242,679			-	98	630,039			(2,307)			(2,260)	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities	410,680			410,680			15	100	428,720			27,822			27,822	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760			83,760			6	100	145,842			12,924			12,924	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies	260,300			260,300			-	98	112,748			70			69	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656			13,656			80	100	47,418			1,842			1,842	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investing in companies involved in semiconductor manufacturing	$ (US$	18,569,570 586,939	$ )	$ (US$	18,569,570 586,939	$ )	-	100	$ (US$	38,501,631 1,216,943	$ )	$ (US$	(440,092 (13,806	) ))	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	451,855			451,855			-	100	1,395,372			239,040			Note 2	Subsidiary
				(US$	14,282)		(US$	14,282)				(US$	44,104)		(US$	7,466)
	TSMC Canada	Ontario, Canada	Engineering support activities	72,767			72,767			2,300	100	425,944			43,768			Note 2	Subsidiary
				(US$	2,300)		(US$	2,300)				(US$	13,463)		(US$	1,369)

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies	72,624			72,624			-	100	593,453			(660)			Note 2	Subsidiary
				(US$	2,295)		(US$	2,295)				(US$	18,758)		(US$	(20))

TSMC Development	TSMC Washington	Washington, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	-			-			293,637	100	$ (US$	5,068,119 160,191	$ )	$ (US$	(939,236 (29,395	) ))	Note 2	Subsidiary

Note 1:     The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)			Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2024 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2024 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of September 30, 2024	Accumulated Inward Remittance of Earnings as of September 30, 2024
								Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080	$ )	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$8,451,304	100%	$8,518,183 (Note 2)	$107,924,536	$-
TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)		(Note 1)	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	21,927,027	100%	21,932,741 (Note 2)	113,358,614	-

Accumulated Investment in Mainland China as of September 30, 2024 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079 (US$ 1,596,000)	$ 119,412,667 (US$ 3,596,000)	$ 2,413,153,375 (Note 3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:    Amount was recognized based on the reviewed financial statements.

Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

SEPTEMBER 30, 2024

Shareholders (Note 1)	Shares
	Total Shares Owned	Ownership Percentage (Note 2)

ADR-Taiwan Semiconductor Manufacturing Company Ltd.	5,314,095,558	20.49%
National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note 1:    Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.

Note 2:    The calculation of ownership percentage is rounded to two decimal places.